04024887

Canadian Oil Sands

Trudy M. Curran
Telephone No. (403) 218-6240
Fax No. (403) 218-6201
Email: trudy_currran@cos-trust.com

May 4, 2004

VIA COURIER

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washingon, DC 20549
USA

SEC MAIL PROCESSING RECEIVED MAY - 5 2004 WASH, D.C. 158 SECTION

SUPPL

Dear Sirs:

Re: Canadian Oil Sands Trust – File No. 82-5189

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, enclosed are the following documents of Canadian Oil Sands Trust, all of which have been filed with the regulatory authorities in Canada:

1. April 26, 2004 Press Release regarding the first quarter financial results;
2. Interim MD&A;
3. Intermin Financial Statements;
4. Exhibit to the Consolidated Financial Statements for the three months ended March 31, 2004;
5. Selected financial results for the periods ending March 31;
6. Confirmation of Mailing dated April 30, 2004;
7. Comform Letter from the auditors dated April 26, 2004;
8. Forms 52-109FT2 dated April 26, 2004; and
9. Report of Voting Results from the Annual and Special Meeting held on April 26, 2004.

If you have any questions or concerns, please contact me directly at (403) 218-6240.

Sincerely,

CANADIAN OIL SANDS LIMITED

Trudy M. Curran
General Counsel & Corporate Secretary

PROCESSED
MAY 10 2004
THOMSON FINANCIAL

dlw 5/6

TMC/cej
Encls.

Canadian Oil Sands Limited
2500 First Canadian Centre
350 - 7th Avenue S.W.
Calgary, Alberta, T2P 3N9
Canada
Tel: (403) 218-6200
Fax: (403) 218-6201
www.cos-trust.com

Canadian Oil Sands

first quarter report 1

Canadian Oil Sands Trust announces strong financial and operating results for the first quarter 2004

Calgary, Alberta (April 26, 2004) – Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") (TSX - COS.UN) today announced its financial results and a distribution of $0.50 per Trust unit for the quarter ended March 31, 2004. The first quarter distribution will be paid on May 31, 2004 to unitholders of record on May 6, 2004.

"On the heels of our Stage 3 capital cost update, I am delighted to report that the operations at Syncrude have exhibited outstanding performance during the first quarter," said Marcel Coutu, President and Chief Executive Officer. "The Trust's funds from operations more than doubled in the first quarter of 2004 to $1.62 per Trust unit compared to the same period last year, largely reflecting strong Syncrude production performance, which resulted in average sales volumes of just over 88,300 barrels per day, net to the Trust, for the quarter."

Overview of first quarter 2004 results

- Net income was $103 million in the first quarter of 2004, compared to $84 million in same quarter of 2003, as a result of improved operational performance and a larger Syncrude working interest ownership. On a per Trust unit basis, net income was $1.18, slightly lower than $1.28 reported for the comparable quarter of 2003, primarily as a result of a foreign exchange loss recorded in the first quarter of 2004 compared to a large foreign exchange gain in the same period in 2003. The foreign exchange impacts were partially offset by a larger future income tax recovery in the current quarter compared to the same quarter of 2003. Net income before foreign exchange gains and losses and future income tax recoveries was $95 million, an increase of 151 per cent over the same period in 2003.
- Sales volumes were up 89 per cent to total 8.0 million barrels, or an average 88,300 barrels per day, for the first quarter of 2004 compared to 2003, reflecting strong Syncrude operational performance and Canadian Oil Sands' higher ownership interest of 35.49 per cent.
- Reliable operations and strong production throughput combined with lower energy costs resulted in operating costs averaging $16.91 per barrel for the quarter, 30 per cent lower than the same period last year.
- Funds from operations per Trust unit were 105 per cent higher for the first quarter of 2004 compared to 2003, reaching $1.62, or a total of $142 million.

- The Trust's realized selling price prior to hedging declined 14 per cent to $44.39 per barrel in the first quarter of 2004 compared to the same period of 2003. The increase in average West Texas Intermediate ("WTI") prices was eroded by a significantly stronger Canadian dollar.
- Net debt to book capitalization was 41 per cent at the end of the first quarter of 2004, similar to December 31, 2003.

CANADIAN OIL SANDS TRUST
Highlights

(thousands of Canadian dollars, except Trust unit and volume amounts)

	Three Months Ended March 31	
	2004	**2003**
Net Income	$ 103,438	$ 83,580
Per Trust unit- Basic and Diluted	$ 1.18	$ 1.28
Funds From Operations	$ 141,788	$ 51,588
Per Trust unit	$ 1.62	$ 0.79
Distributable Income	$ 43,751	$ 39,769
Per Trust unit	$ 0.50	$ 0.50
Syncrude Sweet Blend Sales Volumes		
Total (MMbbls)	8.0	4.2
Daily average (bbls)	88,302	46,752
Per Trust unit (bbls/Trust unit)	0.1	0.1
Operating Costs per barrel	$ 16.91	$ 24.21
Average Selling Price per barrel		
Syncrude Sweet Blend revenues	$ 45.73	$ 52.71
Transportation and marketing expenses	(1.34)	(1.00)
Net revenues before hedging	$ 44.39	$ 51.71
Oil price hedging	(5.11)	(9.48)
Currency hedging	0.36	(0.33)
	$ 39.64	$ 41.90
West Texas Intermediate ($US per barrel)	$ 35.25	$ 33.86

Canadian Oil Sands' 2004 outlook

Canadian Oil Sands' operational outlook for 2004 remains unchanged from the outlook provided in November 2003. The Trust continues to expect annual production to total 30.5 million barrels net to the Trust in 2004. Syncrude production in the second quarter of the year is expected to be approximately 20 million barrels, or approximately seven million barrels net to the Trust, as a result of planned maintenance turnaround work, which includes turnarounds of naphtha, heavy gas oil and light gas oil hydrotreaters.

The Trust's production outlook, together with the Trust's upward revision of its average oil price forecast of US$31 per barrel WTI, an average currency exchange rate of US$0.76/Cdn for 2004, and the Trust's current hedge positions, results in projected net revenues of approximately $1.1 billion for the year. The Trust is projecting operating expenses at approximately $560 million, or $18.36 per barrel, for 2004, assuming a natural gas cost of $6.39 per gigajoule. Non-production development costs are projected at approximately $55 million.

Canadian Oil Sands has completed its crude oil hedging for 2004 and plans to begin reducing its hedging program in 2005 and beyond as Stage 3 approaches completion.

As part of our addressing the Stage 3 cost overruns, Canadian Oil Sands and the other Syncrude owners have introduced a newly reorganized project management structure, which includes a number of Syncrude and owner personnel, to the project organization to encourage more accountability, cost controls and ownership of results. A key component of the reorganization is the restructuring into specific sub areas or "mini-projects", with each area accountable for its own budget.

The Trust's financing plans for its share of Syncrude's Stage 3 capital expenditures, in addition to utilizing funds from operations, will be to continue to utilize its bank facilities, new capital market debt issues and the funds from its DRIP. However, new equity outside of the DRIP may be required in due course, dependent upon crude oil prices and production performance. During this Stage 3 financing period, the Trust will continue to strive to maintain stable distributions.

More information on the Trust's outlook is provided in the Management's Discussion and Analysis section of the first quarter 2004 report and the April 26, 2004 guidance document, which is available on the Trust's Web site at www.cos-trust.com under investor information, guidance document.

Annual and Special Meeting of Unitholders

Canadian Oil Sands Trust's Annual and Special Meeting of Unitholders is being held on April 26, 2004 at 2:00 p.m. (Calgary time) in the Glenview room of the TELUS Convention Centre in Calgary, Alberta. The close of business on March 12, 2004 has been fixed as the Record Date for determination of those unitholders entitled to receive notice and to vote at the meeting. A live audio Web cast of the meeting will be available on Canadian Oil Sands Trust's Web site at www.cos-trust.com under investor information, presentations and Web casts. An archive of the Web cast will be available approximately one hour following the meeting for up to 90 days.

Foreign ownership

Based on geographical data as of April 15, 2004, we estimate that approximately 57 per cent of the Trust's units are held by Canadian residents, with the remaining 43 per cent held by non-Canadian residents. The Trust's indenture provides that not more than 49 per cent of its Trust units can be held by non-residents. The Trust continues to monitor its foreign ownership levels on a regular basis through declarations from Unitholders and geographical searches. Under the trust indenture, which contains specific provisions that allow the Trust to control the level of its non-resident ownership, no action can be taken by the Trustee of the Trust until the 49 per cent non-resident unitholder limit is reached.

Distribution reinvestment plan

The DRIP allows unitholders to reinvest their distributions to receive new units at 95 per cent of the weighted average market price, or for Canadian resident unitholders only, the alternative of receiving, in cash, up to 102 per cent of the declared distribution.

Eligible unitholders who wish to participate in the Trust's DRIP must file their election form, in the case of registered Unitholders, with Computershare Trust Company of Canada at the number or address noted on the enrolment forms **before the May 6, 2004 record date**. Unitholders who hold their units in the name of a broker should contact their broker to ensure that the proper election forms are completed and sent in before May 6, 2004. Information on the plan and enrolment forms are available on the Trust's Web site or by calling investor relations.

Syncrude operations

Figures provided below are the gross Syncrude numbers and are not net to the Trust.

Syncrude Sweet Blend ("SSB") shipments during the first quarter of 2004 totalled 23 million barrels, or approximately 253,000 barrels per day, compared to 17 million barrels, or approximately 189,000 barrels per day, in 2003. Overall, production was 35 per cent higher in the first quarter of 2004 over 2003 with shipments in March 2004 totalling just over 8.2 million barrels, or 265,000 barrels per day, surpassing the previous monthly record by 5,000 barrels.

"This is outstanding operational performance," said Syncrude Chief Executive Officer Charles Ruigrok. "Typically, the first quarter of the year is the toughest from an operations perspective, as harsh temperatures can significantly influence the operation. The first quarter of 2004 was no exception. Despite some extremely cold weather, I'm very pleased that operations ran smoothly, leading to strong production for the quarter and record-setting production by Syncrude for the month of March."

The first quarter marked the continuation of reliable performance that started late last year, when 8.2 million barrels were shipped in December. Jim Carter, Syncrude president and Chief Operating Officer stated: "We are beginning to see the improved results from the maintenance work we undertook last fall, and I believe we are well positioned for reliable performance throughout 2004."

The increased production in the first quarter of 2004 is due to more reliable plant operation, no bitumen production restrictions and the absence of a heavy gas oil hydrotreater turnaround and a coker turnaround that impacted production in 2003. All areas of the plant demonstrated reliable production during the first quarter and overall several new production records were set. With the startup of the second train at Aurora last year, Aurora bitumen production shipments to the Mildred Lake Upgrader have increased, with a favourable impact on unit operating costs. The cokers, the main bitumen conversion units at the plant, have performed extremely well in the first quarter.

The lost-time injury rate for Syncrude employees and contractors combined for the quarter was 0.13 per 200,000 hours, which reflects Syncrude's strong focus on safety, particularly while more than 4,500 additional construction employees are currently working on Syncrude's upgrader expansion ("UE-1") project. "Our objective that everyone goes home at the end of a shift the same way they came to work remains, and we believe zero lost-time injuries is an attainable goal," said Carter.

Stage 3 capital cost and schedule revised

On March 4, 2004 Canadian Oil Sands updated its forecast of Syncrude's Stage 3 expansion schedule and capital cost following a thorough review of the project status by Syncrude and independent experts. As previously reported, completion of the project has now been extended approximately 10 to 12 months with an expected in service date of mid 2006, which has contributed to an increase in the total capital

costs to approximately $7.8 billion from $5.7 billion. Of the total $7.8 billion, approximately $2 billion is attributable to costs related to base plant improvements, product quality enhancement and environmental mitigation measures.

"Despite the higher capital costs, project returns remain adequate as we push toward completion and may actually exceed our current expectations should our commodity and currency assumptions prove to be conservative," said Coutu.

The primary contributors to the increase in capital costs have been identified as a protracted engineering phase at the beginning of the project, which affected module sequencing and extended the schedule. On the construction side, the complexity of modifications, tie-ins and building within the existing facility was underestimated, as was the general productivity and cost of construction. These items resulted in an estimated additional 10 million hours required.

Syncrude's joint venture owners remain committed to the project and have worked with Syncrude in developing a plan to ensure the revised cost and schedule remain on track. A newly reorganized project management structure to oversee the completion of Stage 3 is being implemented that will include re-staffing the management ranks of the project with many more Syncrude and owner-related staff. In addition, the project has been reorganized into key sub-areas, or "mini-projects", with each project accountable for its own budget. These steps should encourage more accountability, cost control, and ownership of results.

Construction on UE-1 is progressing towards the revised in-service date of mid 2006. "The heavy lift program, which involves lifting large loads, such as vessels and modules, is now 70 per cent complete and advancing to a late spring completion," said Ruigrok. "Once this lifting program is complete many of the existing cranes will be dismantled and removed from site, which should reduce some of the congestion that currently exists. We also have added a number of additional Syncrude and owner personnel to the project organization with a view of ensuring a successful project completion."

As at March 31, 2004 the Syncrude Joint Venture had expended approximately $4.9 billion of the total $7.8 billion estimated project cost for the Stage 3 expansion, which includes the completion of the Aurora 2 mining train and about 38 per cent completion of construction for UE-1 with the purchase of materials, modules and equipment over 90 per cent complete. Net to Canadian Oil Sands, the total cost is equivalent to approximately $2.8 billion with $1.7 billion expended to the end of the first quarter of 2004.

Following completion, Stage 3 is expected to result in annual Syncrude production growing to approximately 128 million barrels, or 45 million barrels net to the Trust, operating costs of about $13 to

$14 per barrel, excluding energy expenses, and improved product quality to a new ultra-low sulphur crude oil known as "Syncrude Sweet Premium".

Expansion of Alberta Oil Sands Pipeline nears completion

The expansion of the Alberta Oil Sands Pipeline ("AOSPL") to accommodate the additional volumes expected from the Stage 3 project was about 95 per cent complete at the end of March and approximately 17 per cent under budget. The expansion is expected to be completed by mid 2004 and increase design capacity to 389,000 barrels per day from its present 275,000 barrels per day. Owned and operated by Pembina Pipeline Corporation through AOSPL, the pipeline is dedicated to shipping Syncrude production from its Mildred Lake facility to Edmonton.

Canadian Oil Sands' year-end 2003 reserves

Based on an independent reserves evaluation by Gilbert Laustsen Jung Associates Ltd. effective December 31, 2003 and prepared in accordance with National Instrument ("NI") 51-101, Canadian Oil Sands has proved reserves of 1,070 million barrels of Syncrude Sweet Blend and total proved plus probable reserves of 1,849 million barrels of Syncrude Sweet Blend. The Trust's proved reserves represent a reserve life of approximately 35 years based on the Trust's 2004 annual production outlook of 30.5 million barrels. This reserve life extends to almost 60 years when the probable reserves are included. A copy of the reserve report filed by the Trust is available on SEDAR at www.sedar.com under the company profile for the Trust.

Tax status of 2003 distributions

Cash distributions paid by the Trust related to the 2003 calendar year were 82.67 per cent taxable as income with the remaining 17.33 per cent tax deferred for Canadian residents holding their units outside of a registered pension or retirement plan. For U.S. residents, the cash distributions were 76.46 per cent taxable as ordinary income with the remaining 23.54 per cent tax deferred. Unitholders should note that the cash distribution paid on February 28, 2004 was taxable in the 2003 year because it relates to the period ended December 31, 2003. Unitholders should have received their supplemental tax slip in the mail. For any questions regarding this form, please contact the Trustee and Transfer Agent, Computershare Trust Company of Canada, at 1-800-564-6253.

Unitholders also should be aware that participating in the Trust's Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") does not relieve them of any liability for Canadian income taxes, or if they are a non-resident of Canada, for any Canadian withholding taxes that may be payable on the distribution. More information on the income tax considerations of participating in the DRIP is available by requesting a copy of the DRIP, contacting investor relations or through the Trust's Web site. Unitholders are advised to consult their own tax advisors as to their particular income tax situation regarding all tax-related matters.

The Trust estimates that 80 to 90 per cent of the distributions relating to 2004 will be taxable. The actual income tax status of the distributions will be determined and reported to unitholders prior to the end of the first quarter of 2005.

A detailed breakdown of the distributions paid by the Trust since inception is available at www.cos-trust.com under investor information, distributions, Canadian summary/U.S. summary.

ADVISORY - Certain information regarding the Trust and Syncrude set forth above, including management's assessment of the Trust's future production, operations and costs, may constitute forward-looking statements under applicable securities law. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions. These statements represent management's current expectations and beliefs based on information known today. However, by their nature, forward-looking statements necessarily involve risks and uncertainties, known and unknown, which may cause actual performance and financial results in future periods to materially differ from the estimations or results expressed or implied by such forward-looking statements. Readers are directed to the advisory statement contained in the management's discussion and analysis attached hereto as well as to the risk factors and advisory contained in the 2003 annual report of the Trust and the risk factors outlined in the annual information form dated March 22, 2004. The Trust assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements of Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") for the three month periods ended March 31, 2004 and March 31, 2003 and the audited consolidated financial statements and MD&A for the year ended December 31, 2003.

ADVISORY- in the interest of providing the Trust's Unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future production and cost estimates, plans and operations, certain statements throughout this MD&A contain "forward-looking statements" under applicable securities law. Forward-looking statements in this M&DA include, but are not limited to, statements with respect to: the anticipated completion and cost of the UE-1 construction, the expected production level at Syncrude for 2004, and the resulting oil production per day for the Trust; the expected level of oil and natural gas prices; the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on the Trust's cash flow and net income; the anticipated levels of foreign ownership and the anticipated taxability of distributions paid by the Trust. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: the uncertainty of labour supply and cost, normal risks associated with litigation, general economic, business and market conditions; regulatory changes; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

REVIEW OF RESULTS

Stronger first quarter crude oil shipments and a larger Syncrude working interest ownership resulted in excellent financial and operating results for Canadian Oil Sands in the first quarter of 2004 compared to the same period in 2003. Funds from operations in 2004 of $142 million, or $1.62 per Trust unit, compared favourably to the funds generated from operations in the same period of 2003, which were $52 million, or $0.79 per Trust unit. Net income before foreign exchange gains and losses and future income tax recoveries, which management believes is a better measure of operational performance, was $95 million, or $1.09 per Trust unit, compared to $38 million, or $0.58 per Trust unit, in the first quarter of 2003. Net income after these items in the first quarter of 2004 was $103 million, or $1.18 per Trust unit, as compared to $84 million, or $1.28 per Trust unit, in the same period of 2003.

Steady and reliable operations at Syncrude resulted in record first quarter average shipments of approximately 253,000 barrels a day, or approximately 89,800 barrels per day net to the Trust. Canadian Oil Sands' shipment volumes in a period may differ from sales volumes due to changes in inventory. In the comparable quarter of 2003, Syncrude shipped approximately 189,000 barrels per day, or approximately 47,000 barrels per day net to the Trust. Our 2004 results also reflect a 35.49 per cent

working interest in Syncrude, compared to an average working interest of approximately 25.2 per cent in the first quarter of 2003 after we acquired an additional 10 per cent working interest on February 28, 2003.

The table below presents net income before foreign exchange gains and losses and future income tax recoveries. As a result of a change in accounting policy related to asset retirement obligations as described in Note 2(a) of the interim consolidated financial statements, the 2003 comparative figures have been restated.

(in millions)	Three Months Ended March 31	
	2004	**2003** Restated See Note 2(a)
Net income per GAAP	$ 103.4	$ 83.6
Deduct:		
Foreign exchange loss (gain) on long-term debt	12.6	(43.5)
Future income tax recovery	(21.2)	(2.4)
Net income before foreign exchange and future income taxes	$ 94.8	$ 37.7

The earnings reflected in the above table are a non-GAAP measurement. The Trust also reports funds from operations and funds from operations on a per unit basis, which are measures that do not have any standardized meaning under Canadian GAAP. Funds from operations is calculated from the Trust's cash flow statement as cash from operating activities before changes in working capital. In management's opinion, it is a key performance indicator of the Trust's ability to generate cash to finance its operations. The earnings in the table above and the Trust's funds from operations may not be comparable to similar measures presented by other companies or trusts.

Net Revenues

($ millions)

	Three Months Ended March 31		
	2004	2003	Variance
Production revenue	$ 367.5	$ 221.8	$ 145.7
Transportation and marketing fees	(10.7)	(4.2)	(6.5)
	356.8	217.6	139.2
Crude oil hedging losses	(41.1)	(39.9)	(1.2)
Currency hedging gains (losses)	2.8	(1.4)	4.2
Total hedging losses	(38.3)	(41.3)	3.0
Net revenues	$ 318.5	$ 176.3	$ 142.2
Sales volumes (MMbbls)	8.0	4.2	3.8
($ per barrel)			
Production revenue	$ 45.73	$ 52.71	$ (6.98)
Transportation and marketing fees	(1.34)	(1.00)	(0.34)
Realized selling price before hedging losses	44.39	51.71	(7.32)
Crude oil hedging losses	(5.11)	(9.48)	4.37
Currency hedging gains (losses)	0.36	(0.33)	0.69
Total hedging losses	(4.75)	(9.81)	5.06
Total realized selling price	$ 39.64	$ 41.90	$ (2.26)

Net revenues in 2004 increased by $142 million compared to the same quarter in 2003 as a result of increased sales volumes, partially offset by a lower realized selling price per barrel. The additional working interest ownership in 2004, combined with strong production at Syncrude for the quarter, resulted in sales volumes of approximately 88,300 barrels per day in 2004, an 89 per cent increase from 2003. Syncrude's performance in the first quarter of 2004 reflected only minor repairs and maintenance as compared to the same quarter in 2003 when production was negatively impacted by unscheduled and extended scheduled maintenance work.

Realized selling prices before hedging were $44.39 per barrel, which was $7.32 lower than the same quarter in 2003. While average West Texas Intermediate ("WTI") prices of US$35.25 per barrel were four per cent higher in the first quarter of 2004 compared to the same period in 2003, a significantly stronger Canadian dollar more than offset the price increase, contributing to the lower realized selling price per barrel. The Canadian dollar averaged $0.76 US/Cdn and $0.66 US/Cdn in the first quarter of 2004 and 2003, respectively. Also contributing to the decrease in selling prices is the weighted-average discount of $1.89 per barrel to which our Syncrude Sweet Blend ("SSB") ™ product traded against average Canadian

dollar WTI during the first quarter of 2004. In the same period in 2003, SSB traded at a slight premium of $0.92 per barrel, an improvement over the fourth quarter of 2003 when our SSB product was trading at a discount of $2.42 per barrel. This price differential reflects the additional synthetic crude oil volumes that have come into the market during the past year from other producers. We anticipate a discount to Canadian dollar WTI to remain until we begin selling the higher quality Syncrude Sweet Premium ("SSP") product, which we believe will receive a higher price than our current SSB product.

Hedging activities in the first quarter of 2004 resulted in an overall decrease to net revenues of $38 million, or $4.75 per barrel, compared to a decrease of $41 million, or $9.81 per barrel, in the same quarter of 2003. Crude oil hedging and foreign currency hedging results are more fully discussed in the Risk Management section of this MD&A.

Operating costs

	Three Months Ended March 31			
	2004		2003	
	$/bbl Bitumen	$/bbl SSB	$/bbl Bitumen	$/bbl SSB
Bitumen Costs [1]				
Overburden removal	1.78		2.21	
Bitumen production	5.85		7.50	
Purchased energy [3]	1.56		2.23	
	9.19	10.65	11.94	15.11
Upgrading Costs [2]				
Bitumen processing and upgrading		3.16		3.96
Turnaround and catalysts		0.13		1.55
Purchased energy [3]		2.29		3.47
		5.58		8.98
R&D and other		0.50		0.63
Syncrude reported operating costs		16.73		24.72
Natural gas hedging gains		-		(1.35)
Canadian Oil Sands adjustments [4]		0.18		0.84
Total operating costs		16.91		24.21
	Bitumen	SSB	Bitumen	SSB
Syncrude production volumes (thousands of barrels per day)	293	253	239	189

1 Bitumen costs relate to the removal of overburden, oil sands mining, bitumen extraction and tailings dyke construction and disposal costs. The costs are expressed on a per barrel of bitumen production basis and converted to a per barrel of SSB based on the yield of SSB from the processing and upgrading of bitumen.

2 Upgrading costs include the production and ongoing maintenance costs associated with processing and upgrading of bitumen to SSB. It also includes the costs of major refining equipment turnarounds and catalyst replacement.

3 Natural gas costs averaged $6.17/GJ and $7.51/GJ in the first quarter of 2004 and 2003, respectively.

[4] Canadian Oil Sands' adjustments primarily relate to pension costs, site restoration costs, changes in linefill and product inventory, as well as the inventory impact of moving from production to sales as Syncrude reports unit costs based on shipment volumes and we report based on sales volumes.

Operating costs of $16.91 per barrel in the first quarter of 2004 improved by $7.30 per barrel over the same period in 2003, principally due to more reliable operations at the Syncrude plant and lower energy costs. During the first quarter of 2004, there were no major turnarounds and no significant production interruptions at Syncrude, and consequently, production costs were lower and volumes were higher, resulting in a lower per barrel operating cost compared to the same period in 2003. In the first quarter of 2003, Syncrude experienced higher production costs and lower volumes related to an unscheduled turnaround of the LC-finer, extended maintenance work on a heavy gas oil hydrotreater and diluent recovery unit, the scheduled start of the coker 8-2 turnaround, as well as additional repairs required at the Aurora mine site.

Contributing to the lower per barrel operating costs in 2004 was the price of natural gas, which averaged $6.17 per gigajoule ("GJ") in the first quarter of 2004, compared to $7.51 per GJ in the same period of 2003. Natural gas costs represent substantially all of the purchased energy costs. Offsetting the significant energy costs in 2003 was a natural gas hedging gain of $1.35 per barrel. We did not have any natural gas hedges in place for 2004, but we continue to monitor hedging opportunities.

Non-production costs

Non-production costs of $10 million in the first quarter of 2004 increased from $6 million in the comparable period in 2003, primarily due to the larger working interest. On a per barrel basis, non-production costs were $1.31 for each of 2004 and 2003. Non-production costs consist primarily of Syncrude 21 development expenditures incurred for the expansion and engineering and other costs related to the development of the existing plant facilities, and are not a result of current production.

Crown Royalty expense

Crown royalties expense rose in 2004 as a result of higher gross revenues, but continues to reflect the one per cent of gross revenue royalty rate in each of 2004 and 2003. As Syncrude is currently undertaking a significant capital program, we expect to pay only the minimum one per cent royalty on our gross revenues for the next few years. A description of the Crown royalty can be found in Note 18 of the audited consolidated financial statements for the year ended December 31, 2003.

Interest expense, net

	Three Months Ended March 31	
	2004	2003
Interest expense	$ 23,039	$ 13,187
Interest income and other	(904)	(1,391)
Interest expense, net	$ 22,135	$ 11,796

The increase in interest expense primarily reflects the additional debt issued in 2003 and earlier this year, as well as the utilization of our credit facilities. The new debt was issued to fund our share of Syncrude's significant Stage 3 capital program, as well as to fund a portion of the acquisitions of the 13.75 per cent Syncrude working interest acquired in February and July of 2003.

Depreciation, depletion and reclamation expense

Depreciation and depletion ("D&D") expense for the three months ended March 31, 2004 was approximately $32 million higher than in the comparable period in 2003 as a result of a significantly higher D&D rate and higher Syncrude production volumes in 2004. We depreciate and deplete our production assets on a unit-of-production basis, based on proved plus probable reserves. In prior years, we depreciated and depleted our assets based on proved reserves. However, in accordance with on National Instrument 51-101, which provides that the total of proved plus probable reserves is the most likely estimate of an entity's reserve base, we are now depreciating and depleting our existing assets and future development costs on a proved plus probable basis. These revisions to our D&D rate calculation have been accounted for as a change in estimate on a prospective basis.

The effective D&D rate in 2004 was $5.53 per barrel, compared to $3.18 per barrel in the first quarter of 2003. The increase reflects the full inclusion of our share of current estimated total Stage 3 costs of approximately $2.8 billion, partially offset by an increase to the depletable reserve base. During the first quarter of 2004, independent reserve evaluators completed Canadian Oil Sands' reserve report. Included in the reserve report is 1.8 billion barrels of total proved plus probable reserves related to our 35.49 per cent Syncrude working interest.

Also included in depreciation, depletion and reclamation expense are amounts related to our asset retirement obligation. Effective January 1, 2004 we retroactively adopted the Canadian Institute of Chartered Accountant's ("CICA") new accounting standard for asset retirement obligations as explained in Note 2(a) of the interim consolidated financial statements. In prior years, a future site reclamation provision was calculated on a unit-of-production basis using total estimated future reclamation expenditures and proved reserves. The provision was recorded in net income and accumulated on the

Consolidated Balance Sheet as a future site reclamation liability. Under the new accounting standard, the estimated fair value of the future reclamation liability is now recorded on our Consolidated Balance Sheet as an increase to capital assets and as an asset retirement obligation. The depreciation expense on the asset and the accretion expense on the obligation are recorded in depreciation, depletion and reclamation expense. The total expense for the first quarter of 2004 and 2003 was $0.6 million and $0.5 million, respectively, compared to the future site reclamation provision of $0.7 million recorded in the first quarter of 2003 under the former accounting policy. Prior year's financial statements have been restated for the change in accounting policy. At March 31, 2004 the asset retirement obligation was $43 million.

Canadian Oil Sands deposits $0.1322 per barrel of production to mining reclamation trust accounts for our 35.49 per cent Syncrude working interests. Including interest earned on the trust accounts, the reclamation fund accounts totalled $18 million at March 31, 2004 as shown on the Consolidated Balance Sheet under the heading "Reclamation trust".

Foreign exchange gains/losses

In the first quarter of 2004, we recorded a foreign exchange loss of $12 million, compared to a gain of $44 million in the same period in 2003. As required by Canadian generally accepted accounting principles, Canadian Oil Sands' U.S. denominated monetary balances are revalued at the foreign exchange rate at each period end, and the translation gains or losses are recorded in the current period's earnings. Our most significant U.S. denominated monetary balances that give rise to most of the foreign exchange impacts are our U.S. Senior Notes. At March 31, 2004 and March 31, 2003, we had US$694 million and US$394 million in U.S. denominated debt, respectively. The weaker Canadian dollar at March 31, 2004 compared with December 31, 2003 created non-cash foreign exchange losses on the U.S. denominated senior notes of $13 million. At March 31, 2003 the stronger Canadian dollar, compared with December 31, 2002, created non-cash foreign exchange gains on the U.S. debt of $43 million for the first quarter of 2003. We also have U.S. denominated cash, accounts receivable, and interest payable accounts that are revalued at the end of each period. The transactions on these accounts give rise to realized foreign exchange gains and losses which comprise the remaining balance of the foreign exchange gains and losses on the income statement.

Large Corporations Tax

Large Corporations Tax ("LCT") expense in the first quarter of 2004 reflects the estimated LCT payable by the Trust's operating subsidiary, Canadian Oil Sands Limited ("COSL"). As a result of the 13.75 per cent Syncrude working interest acquisitions in 2003 and the increased debt levels over the past 12 month period, COSL's taxable capital base in 2004 is significantly higher than the comparable period of 2003, resulting in a larger LCT provision for the current quarter. For 2004, we expect that there will be no cash income taxes payable, other than LCT, by the Trust or any of its subsidiaries.

Future income tax

In the first quarter of 2004, we recorded a non-cash future income tax recovery of approximately $22 million. On March 31, 2004 the Alberta government substantively enacted a decrease of one per cent to the provincial corporate tax rate, resulting in a new tax rate of 11.5 per cent. The impact to Canadian Oil Sands of this rate decrease resulted in a future income tax recovery of approximately $10 million. The remaining portion of the future income tax recovery primarily pertains to the decrease in various other temporary differences in the quarter.

Change in accounting policies

Effective January 1, 2004 we retroactively adopted the CICA's accounting standard "Asset Retirement Obligations". The impact of the change in accounting policy is described in Note 2(a) of the interim consolidated financial statements.

Also effective January 1, 2004 was the CICA's Accounting Guideline 13, "Hedging Relationships" ("AcG-13"), which establishes certain conditions for when hedge accounting may be applied. Canadian Oil Sands is applying AcG-13 to its financial derivatives, the impacts of which are described in the Risk Management section of this MD&A and in Note 2(b) of the interim consolidated financial statements.

Liquidity and Capital Resources

($ millions)	March 2004	December 2003 Restated See Note 2(a)
Long-term debt	1,592.3	1,437.4
Less: Cash and short-term investments	48.4	16.7
Net debt	1,543.9	1,420.7
Unitholders' equity	2,176.9	2,102.9
Total capitalization [1]	3,720.8	3,523.6

[1] Net debt plus unitholders' equity

In the first quarter of 2004, the Trust's capitalization increased primarily as a result of additional borrowings used to assist in financing our share of Syncrude's capital expenditure program. On January 15, 2004 COSL issued $20 million of floating rate and $175 million of 3.95% medium term notes, which were used to repay a portion of the drawn credit facilities and to assist in funding our capital expenditures. Both issues were for three year terms and are unsecured. Interest rate swap transactions were undertaken to effectively convert the fixed interest rate on the $175 million notes to a floating rate.

We have $685 million of available bank facilities and lines of credit. Including letters of credit drawn, approximately $316 million of this $685 million credit facility was undrawn at March 31, 2004.

The Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") continued to be a valuable source of financing in the first quarter of 2004. DRIP participation in the first quarter of 2004 was approximately 32 per cent and generated $14 million in new equity through the issuance of 0.3 million Trust units, compared with $6 million and 0.2 million Trust units in the comparable quarter in 2003.

In the first quarter of 2004, funds from operations totalled $142 million, or $1.62 per Trust unit, compared to $52 million, or $0.79 per Trust unit, in the same period in 2003. The 2004 first quarter funds from operations per Trust unit reflects the improvement in operations and a larger Syncrude working interest, as compared to first quarter results in 2003. Funds from operations in the three months ended March 31, 2004 were used to pay Unitholder distributions of $44 million and a portion of the $218 million spent on capital expenditures. Approximately $120 million of the first quarter 2004 capital expenditures was financed with debt and new equity from the DRIP.

Our future financing requirements continue to depend on the funds we generate from operations, our share of Syncrude's capital expenditures and distributions to Unitholders. As of March 31, 2004 we estimate funds from operations for 2004 will approximate $350 million with capital expenditure estimates of approximately $950 million. Our financing plans for our share of Syncrude's Stage 3 capital expenditures, in addition to utilizing funds from operations, will be to continue to utilize our bank facilities, new debt issues, and the funds from our DRIP. However, new equity outside of the DRIP may be required in due course, dependent upon crude oil prices and production performance.

Capital Expenditures

Capital spending in the first quarter of 2004 was $218 million, compared to $133 million in the same period of 2003. The increase is attributable to the increased expenditures on strategic projects at Syncrude, primarily related to UE-1 of the Stage 3 expansion, and a higher working interest ownership by the Trust in 2004 compared to the same quarter of 2003. We estimate our share of Syncrude's 2004 capital expenditure program to approximate $950 million, which incorporates the revised Stage 3 cost estimates announced on March 4, 2004.

Contractual Obligations and Commitments

As of March 31, 2004 there have been no significant changes to the Trust's contractual obligations or commitments from our year-end disclosure.

Unitholders' Capital

As of March 31, 2004 the Trust had 87.5 million Trust units outstanding and a market capitalization of approximately $4 billion based on a closing trading price on March 31, 2004 of $44.50 per Trust unit. The Trust has declared a distribution of $0.50 per Trust unit for the quarter ending March 31, 2004 for total distributions of approximately $44 million.

In the first quarter of 2004, as part of Canadian Oil Sands' long-term incentive plan for employees, 102,500 Trust unit options ("options") were issued with a fair value of approximately $0.7 million. One-third of the fair value will be recorded as a stock-based compensation expense in net income in each of the next three years. As of March 31, 2004 there were 426,400 options outstanding with a weighted average exercise price of $40.72 per option. Each option represents the right of the option holder to purchase a Trust unit at the exercise price determined at the date of grant. The options vest one-third following the date of grant for the first three years and expire seven years from the date of grant.

Risk Management

<u>Crude Oil Price Risk</u>

We have employed crude oil hedging as a risk mitigation strategy for our Stage 3 financing plan. Our cash flows are impacted by changes in both the U.S. dollar denominated crude oil prices and U.S./Canadian foreign exchange rates. As a result, management will hedge both elements to reduce revenue and cash flow volatility to the Trust. These elements can be hedged separately with U.S. dollar WTI crude oil hedges and foreign currency hedges, which are outlined in the Currency Hedging section of the Risk Management discussions in this MD&A, or by combining both elements with Canadian dollar oil price hedging transactions. We have used both strategies and have the following hedge positions outstanding as at April 26, 2004 which represents approximately 47 per cent of our forecasted sales volumes for 2004:

Canadian Oil Sands Trust **Crude Oil Hedging Activities**	**January 1 - December 31**	
	Price *($/bbl)*	**Volume** *(bbls/day)*
2004 US$ WTI Hedge Positions (in US$/bbl)	$ 24.74	25,000
2004 C$ WTI Hedge Positions (in C$/bbl)	$ 38.65	14,000
Total volumes hedged		39,000

As Stage 3 approaches completion, we plan to wind down our crude oil hedging program, beginning in 2005. No further hedging of 2004 production is anticipated in our financial plan.

Canadian Oil Sands' revenues in the first quarter of 2004 were reduced by crude oil hedging losses of approximately $41 million, or $5.11 per barrel, compared to approximately $40 million, or $9.48 per barrel, of losses in the same quarter of 2003. In 2004, the Trust had U.S. dollar WTI hedges of 25,000 barrels per day hedged at US$24.74 as compared to an average of 39,388 barrels per day at US$25.74 in the first quarter of 2003. U.S. dollar WTI prices averaged US$35.25 per barrel and US$33.86 per barrel in the first quarter of 2004 and 2003, respectively, which resulted in crude hedging losses of approximately US$24 million and US$28 million in each year, respectively. Also hedged in 2004 were 14,000 barrels per day at a Canadian dollar WTI price of $38.65. Actual Canadian dollar WTI prices averaged approximately $46.50 per barrel, which resulted in $10 million of hedging losses.

Effective January 1, 2004 Canadian Oil Sands adopted AcG-13 related to hedging relationships. Under the new guidelines, our crude oil hedge positions qualify for hedge accounting, and therefore, there was no impact on our financial results related to the new guidelines.

Natural Gas Hedging

For the period April 2002 to March 2003, we held a forward purchase contract for 20,000 GJ per day of natural gas at an average AECO price of $3.44 per GJ, representing approximately 60 per cent of our share of forecast Syncrude consumption during that time period. The resulting hedging gains reduced 2003 operating costs by $6 million. As at April 26, 2004 there were no natural gas hedges in place.

Foreign Currency Hedging

As at April 26, 2004, we had the following currency hedges outstanding:

Canadian Oil Sands Trust **Exchange Hedging Activities**	31-Dec 2004	31-Dec 2005	31-Dec 2006	31-Dec 2007
U.S. dollars hedged *($ millions)*	$ 69.0	$ 100.0	$ 60.0	$ 20.0
Average U.S. dollar exchange rate	$ 0.665	$ 0.664	$ 0.669	$ 0.692

Canadian Oil Sands' net revenues in the first quarter of 2004 include foreign currency hedging gains of approximately $3 million, or $0.36 per barrel, compared to losses of approximately $1 million, or $0.33 per barrel, in the comparable quarter in 2003. The gains in 2004 reflect the stronger Canadian dollar, which averaged $0.76 US/Cdn in 2004 compared to $0.66 US/Cdn in the same quarter of 2003. There was no impact to our 2004 results as a result of adopting AcG-13 since our foreign currency hedges continue to qualify as hedges under the new guidelines.

In 1999, we exchanged gains on closing certain forward currency contracts for adjustments to the terms of other currency contracts. For accounting purposes, this position of realized gains is deferred and will

be recognized as revenue over the period 2006 to 2016, which is when the original forward contracts would have expired. In the first quarter of 2004, gains of $1.4 million have been deferred. Cumulatively, Canadian Oil Sands has deferred recognition of gains totaling $23 million to 2006 and beyond for net income purposes, but these amounts are included in our funds from operations. The deferred balance is reflected in the Consolidated Balance Sheet under "Deferred currency hedging gains".

Interest Rate Risk

Interest rates impact our net income and cash flows based on the amount of floating rate debt outstanding. At March 31, 2004 approximately $338 million had been drawn on the credit facilities, which bear interest at floating rates based on bankers' acceptance rates. We also have $20 million of floating rate medium term notes outstanding and have swapped $175 million of fixed rate debt into floating rate debt.

On January 15, 2004 COSL entered into two interest rate swaps for the $175 million 3.95% Canadian medium term notes issued on the same day to effectively convert the fixed interest payments to floating rates based on three month bankers' acceptance rates plus a credit spread. The swaps have been recorded as hedges on the consolidated financial statements in 2004, and any gains or losses related to the swaps will be recognized in the period the swaps are settled.

Pursuant to AcG-13, the interest rate swaps which COSL had entered into in 1997 related to its US$70 million 7.625% Senior Notes do not qualify as hedges under the new guidelines. As a result, a deferred asset and a corresponding deferred liability, each with a fair value of approximately $5 million, were recorded on January 1, 2004. The asset and liability are included on the Consolidated Balance Sheet under the headings "Deferred financing charges, net and other" and "Other liabilities", respectively. At March 31, 2004 the decrease in the fair value of the interest rate swap of approximately $0.2 million has been recorded as an expense and is included in "Interest expense, net". The deferred liability is being amortized as the swap contracts settle, with the amortization of approximately $0.3 million included as a reduction to interest expense. These interest rate swaps expire on May 15, 2007.

Unrecognized gains and losses

At March 31, 2004, unrecognized losses on our crude oil hedges were approximately $102 million, and unrecognized gains relating to our foreign currency hedges and interest rate swaps on our 3.95% medium term notes were approximately $44 million and $3 million, respectively. These unrecognized amounts are disclosed in Note 8 to the consolidated interim financial statements.

Unit Trading Activity

Canadian Oil Sands Trust units trade on the Toronto Stock Exchange under the symbol COS.UN. As at March 31, 2004 approximately 87.5 million Trust units were issued and outstanding.

Canadian Oil Sands Trust - Trading Activity	First Quarter 2004	March 2004	February 2004	January 2004
Unit price				
High	$ 53.64	$ 53.64	$ 51.40	$ 49.70
Low	$ 40.25	$ 40.25	$ 46.40	$ 45.05
Close	$ 44.50	$ 44.50	$ 51.20	$ 47.05
Volume traded (000's)	23,409	14,785	3,345	5,279
Weighted average number of units outstanding (000's)	87,310	87,502	87,227	87,195

Outlook

In the second quarter of 2004, we estimate Syncrude shipments to be approximately three million barrels lower than the first quarter, totalling approximately 20 million barrels, which reflects scheduled turnarounds on three hydrotreaters in April and June. We anticipate lower revenues and higher per barrel operating costs in the second quarter of 2004 compared with the first quarter as a result of the turnaround activity. Our annual Syncrude production forecast remains at a range between 82 and 87 million barrels in 2004, or 29 to 31 million barrels net to the Trust based on our 35.49 per cent interest. The upper end of the range reflects scheduled shutdowns and normal maintenance and tie-ins for the Stage 3 expansion, while the low end of this range incorporates the possibility of a turnaround of Coker 8-2 as it nears its normal maintenance cycle towards the latter part of 2004.

We have maintained our 2004 outlook based on annual Syncrude production of 86 million barrels, or 30.5 million barrels net to the Trust. Based on the strength of crude oil prices during the first quarter and current oil prices in the forward market, we have increased our crude oil price forecast to average US$31 per barrel WTI for 2004 utilizing an average currency exchange rate of $0.76 US/Cdn. The production assumption, together with our currency exchange forecasts and revised crude oil and currency hedge positions, results in projected net revenues of approximately $1.1 billion in 2004. We are projecting operating expenses of approximately $560 million, or $18.36 per barrel, for 2004, assuming a natural gas cost of $6.39 per GJ. Non-production development costs are projected at approximately $55 million.

Based on our forecast for 2004, the following table provides an estimate of the sensitivity of cash flow and net income for 2004:

Q1 2004 - 2004 Sensitivity Analysis					
	Annual [2]	Funds from Operations Increase		Net Income Increase/(Decrease)	
Variable [1]	Sensitivity	$ millions	$/Trust unit	$ millions	$/Trust unit
Syncrude operating costs decrease	C$1.00/bbl	31	0.35	31	0.35
Syncrude operating costs decrease	C$50 million	18	0.21	18	0.21
WTI crude oil price increase	US$1.00/bbl	21	0.24	21	0.24
Syncrude production increase	2 million bbls	23	0.26	19	0.22
Canadian dollar weakening	US$0.01/C$	10	0.11	(2)	(0.03)
AECO natural gas price decrease	C$0.50/GJ	11	0.12	11	0.12

[1] An opposite change in each of these variables will result in the opposite funds from operations and net income impacts.

[2] Sensitivities assume a larger change in unrealized quarters to result in the annual impact. Variable changes apply only to unhedged positions.

We are estimating our share of Syncrude capital expenditures to total approximately $950 million in 2004, of which approximately 75 per cent will be directed to the Stage 3 expansion. This estimate is based on updated project cost estimates provided by Syncrude early in March.

Limiting liability of trust unitholders

The issue of unlimited liability, where unitholders of a trust are not afforded the similar legislative protection which limits their liability to their equity investment in the trust, as is provided to shareholders of a publicly traded corporation, appears to be progressing towards resolution in both Ontario and Alberta. The Ontario legislature is in the process of the second reading of Bill 35, the Trust Beneficiaries' Liability Act, 2003, which proposes liability protection to unitholders of income trusts. In Alberta, the government announced in its 2004 budget that it will also introduce legislation to end uncertainty on income trust liability for unitholders. While we believe the exposure to unlimited liability of unitholders is a remote possibility, definitive clarification of this issue is seen as a positive development that will encourage more investment in the sector, particularly among those investors who were deterred by the possibility of unlimited liability, such as pension funds.

Impact of proposed changes to trusts under the federal government budget

The federal government's proposals related to income trusts announced in its March 23, 2004 budget are not expected to result in any tax-related impact for Canadian investors in oil and gas royalty trusts, such as Canadian Oil Sands.

The budget proposals, however, do appear to affect non-resident unitholders of the Trust in two respects. Firstly, effective January 1, 2005, 100 per cent of the distributions paid to non-resident unitholders will be subject to a 25 per cent withholding tax, which is effectively reduced to 15 per cent by a tax treaty with the United States. Previously, the withholding tax applied only to the taxable portion of the distribution, but under the budget proposals, a new 15 per cent tax will be withheld from the tax-deferred portion of the distributions. This is expected to have nominal impact on Canadian Oil Sands' non-resident unitholders because the distributions are currently only 10 to 20 per cent tax-deferred.

Secondly, in order to maintain their status as a mutual fund trust, oil and gas royalty trusts must not have more than 50 per cent of their units owned by non-Canadian residents. However, this measure will not apply before 2007 to an entity that would otherwise cease to be a mutual fund on March 23, 2004. The trust indenture, under which the Trust was created, provides that no more than 49 per cent of the units of Canadian Oil Sands Trust can be held by non-Canadian residents. The Trust's indenture also contains specific provisions that allow it to control the level of its non-resident ownership. If at any time the Trustee of the Trust becomes aware that the 49 per cent ownership limit is imminent, it may publish a notice and require completion of residency declarations before the Trustee will complete any transfer of units. At the time that the non-Canadian residency level exceeds 50 per cent, the Trustee may send a notice to unitholders and require them to sell their trust units, or a portion thereof, within 60 days. If the units are not sold within the 60 days or if the unitholders are not able to provide evidence that they are not non-residents, the Trustee may sell their units on the unitholders' behalf. The trust indenture also allows the Trustee to take any such other action that the Trustee deems necessary or appropriate, including the withholding of distributions until such time as unitholders have satisfied the Trustee of their residency status and that such status does not violate the limitation within the trust indenture.

Based on geographical data as of April 15, 2004, we estimate that approximately 57 per cent of the Trust's units are held by Canadian residents with the remaining 43 per cent held by non-Canadian residents. The Trust uses declarations from unitholders and geographical searches to estimate the level of Canadian and non-Canadian resident unitholders of the Trust at certain periods throughout the year. While the Trust believes that these results are reasonable estimations at the time they are provided, the inability of public issuers to obtain the residency information of its beneficial holders means that issuers are reliant upon the information provided to the transfer agent. As a result, the above information is subject to the accuracy provided by third party data and by system limitations in identifying residency issues. Accordingly, the reported level of Canadian ownership is subject to these limitations and the level of Canadian ownership may change at any time.

The budget also proposes a limitation on registered pension fund investment in business trusts but this is not anticipated to affect Canadian Oil Sands as we believe the Trust is considered to be a resource royalty trust, which is not subject to the same restrictions.

We continue to work with industry organizations to ensure that the federal government and other stakeholders recognize the benefit to the Canadian economy of providing a stable framework for income trusts in Canada.

Taxability of 2004 Distributions

We estimate that 80 per cent to 90 per cent of the distributions pertaining to 2004 will be taxable as other income, with the remainder classified as tax-deferred return of capital.

Our 2004 guidance document is available on the Trust's Web site at www.cos-trust.com.

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF INCOME AND UNITHOLDERS' EQUITY
(unaudited)
($ thousands, except per unit amounts)

	Three Months Ended March 31	
	2004	2003 Restated See Note 2(a)
Net Revenues:		
Syncrude Sweet Blend revenues	$ 329,240	$ 180,545
Transportation and marketing expense	(10,716)	(4,203)
	318,524	176,342
Expenses:		
Operating	135,917	101,857
Non-production	10,490	5,527
Crown royalties	3,672	1,787
Administration	1,763	1,755
Insurance	2,867	1,763
Interest, net (Note 6)	22,135	11,796
Depreciation, depletion and reclamation	45,661	13,931
Foreign exchange loss (gain)	11,834	(44,059)
Large Corporations Tax	1,932	756
Future income tax recovery	(21,185)	(2,351)
	215,086	92,762
Net income for the period	$ 103,438	$ 83,580
Unitholders' equity, beginning of period		
As previously reported	$ 2,094,411	$ 956,501
Prior period adjustment (Note 2(a))	8,531	6,315
As restated	2,102,942	962,816
Net income for the period	103,438	83,580
Issue of Trust units	14,082	737,855
Unitholder distributions	(43,751)	(39,769)
Contributed surplus	213	-
Unitholders' equity, end of period	$ 2,176,924	$ 1,744,482
Weighted average Trust units	87,310	65,455
Trust units, end of period	87,501	79,538
Net income per Trust unit		
Basic and diluted	$ 1.18	$ 1.28

CANADIAN OIL SANDS TRUST
CONSOLIDATED BALANCE SHEETS
(unaudited)
($ thousands)

	March 31 2004	December 31 2003
		Restated See Note 2(a)
ASSETS		
Current assets:		
Cash and short-term investments	$ 48,442	$ 16,702
Accounts receivable	138,153	116,162
Inventories	60,747	57,351
Prepaid expenses	1,482	4,643
	248,824	194,858
Capital assets, net	4,196,133	4,022,994
Other assets		
Reclamation trust	17,647	16,553
Deferred financing charges, net and other	30,047	25,520
	47,694	42,073
	$ 4,492,651	$ 4,259,925
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 265,472	$ 245,926
Unit distribution payable	43,751	43,598
Current portion of other liabilities	665	665
	309,888	290,189
Other liabilities	99,366	93,636
Long-term debt	1,592,255	1,437,413
Asset retirement obligation (Note 4)	42,914	44,680
Deferred currency hedging gains	23,310	21,886
Future income taxes	247,994	269,179
	2,315,727	2,156,983
Unitholders' equity	2,176,924	2,102,942
	$ 4,492,651	$ 4,259,925

Contingencies (Note 9)

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
($ thousands)

	Three Months Ended March 31	
	2004	**2003**
		Restated See Note 2(a)
Cash provided by (used in):		
Operating activities		
Net income	$ 103,438	$ 83,580
Items not requiring outlay of cash:		
Depreciation, depletion and reclamation	45,661	13,852
Amortization	617	412
Foreign exchange on long-term debt	12,560	(43,452)
Future income tax recovery	(21,185)	(2,351)
Other	423	-
Net change in deferred items	274	(453)
Funds from operations	141,788	51,588
Change in non-cash working capital	13,775	29,044
	155,563	80,632
Financing activities		
Issuance of medium term notes (Note 3)	195,000	-
Net drawdown (repayment) of bank credit facilities	(52,719)	350,000
Unitholder distributions (Note 7)	(43,751)	(39,769)
Issuance of Trust units	14,082	737,855
Net change in deferred items	(635)	(10,355)
Change in non-cash working capital	153	10,926
	112,130	1,048,657
Investing activities		
Acquisition of Syncrude working interests	-	(1,047,499)
Capital expenditures	(218,405)	(132,937)
Reclamation trust	(1,094)	(640)
Change in non-cash working capital	(16,454)	5,832
	(235,953)	(1,175,244)
Increase (decrease) in cash	31,740	(45,955)
Cash at beginning of period	16,702	229,970
Cash at end of period	$ 48,442	$ 184,015
Supplemental Information		
Large Corporations Tax and income tax paid	$ 8,322	$ 3,048
Interest charges paid	$ 26,617	$ 14,816

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2004
(Tabular amounts expressed in thousands of Canadian dollars, except where otherwise noted)

1) ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Canadian Oil Sands Trust and its subsidiaries (collectively, the "Trust" or "Canadian Oil Sands"), and are presented in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2003, except for the accounting for asset retirement obligations and financial derivatives, as discussed in Note 2 below. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Trust's annual report for the year ended December 31, 2003.

2) CHANGE IN ACCOUNTING POLICIES

a) Asset Retirement Obligations

Effective January 1, 2004, Canadian Oil Sands adopted the new requirements of the Canadian Institute of Chartered Accountants ("CICA") regarding accounting for asset retirement obligations (CICA Handbook Section 3110). Upon adoption of the new requirements, Canadian Oil Sands recognized an asset retirement obligation and a corresponding increase to capital assets equal to the estimated fair value of the Trust's 35.49 per cent share of Syncrude's retirement obligations pertaining to property, plant and equipment. Syncrude's reclamation obligations relate to the site restoration of each mine site, of which the full amount of the liability is recorded upon initial land disturbance when each mine site is opened. Prior to the adoption of these requirements, the future site reclamation liability was accrued monthly on a unit-of-production basis based on estimated total future site reclamation costs and proved reserves.

The requirements have been adopted retroactively, with restatement of prior year's balances. The impact on the comparative balances was the following:

		December 31 2003
Consolidated Balance Sheet		
Increase capital assets, net	$	67
Decrease asset retirement obligation		(12,885)
Increase future income tax liability		4,421
Increase retained earnings		8,531

The impact on net income in the first quarter of 2003 was an increase of $0.2 million, comprised of a decrease to the future site reclamation expense recorded under the former accounting policy, partially offset by an increase to depreciation expense and accretion expense as per the new requirements. In 2004, opening retained earnings was increased by $8.5 million and net income decreased by $0.6 million. The addition to capital assets is being depreciated in the same manner as the Trust's existing capital assets. The liability is being accreted monthly based on the discount rates used with the accretion expense recorded in net income. These impacts are reflected in the Trust's depreciation, depletion and reclamation expense on the income statement.

b) Hedge Accounting

Effective January 1, 2004, Canadian Oil Sands adopted new guidelines for hedge accounting in accordance with the CICA's Accounting Guideline 13, "Hedging Relationships" ("AcG-13"). AcG-13 establishes certain conditions for when hedge accounting may be applied. Under AcG-13, the Trust is continuing to apply hedge accounting for its crude oil and foreign currency hedges, which results in the hedging settlement gains or losses being included in net income in the same period the hedged items are settled. Therefore, there is no impact to the Trust's financial results related to those hedge positions as a result of adopting AcG-13.

However, the Trusts' interest rate swap positions that were in existence at January 1, 2004 do not qualify as hedges under AcG-13, and therefore, the Trust has recorded these positions at the fair market values as of January 1, 2004, which resulted in a deferred gain of approximately $5.1 million. The fair market value was recorded as an increase to other assets and other liabilities. The asset balance is re-assessed each quarter to determine its current fair market value and any changes in the valuation are recorded in net income. For the quarter ended March 31, 2004, the change in the fair value of the interest rate swaps was a decrease of approximately $0.2 million. The loss has been recorded as a reduction to other income and is included in net interest expense on the income statement. The liability balance is being amortized as the swap contracts settle. The swap contracts expire on May 15, 2007. As required under AcG-13, prior period financial statements have not been restated.

3) LONG-TERM DEBT

On January 15, 2004, COSL issued $20 million of floating rate unsecured medium term notes as well as $175 million of 3.95% unsecured medium term notes. Both the floating rate and 3.95% medium term notes mature on January 15, 2007, rank pari passu with other senior unsecured debt of COSL, and are guaranteed by the Trust. There are certain covenants under the indenture, similar to other outstanding debt, including limitations on sale of assets and granting liens or other security interests. Interest on the 3.95% notes is payable semi-annually on July 15 and January 15. Interest on the floating rate notes is payable quarterly on April 15, July 15, October 15, and January 15 of each year, commencing on April 15, 2004.

4) ASSET RETIREMENT OBLIGATION

	Three Months Ended March 31	
	2004	2003
Asset retirement obligation, beginning of period	$ 44,680	$ 44,965
Liabilities settled	(2,161)	(895)
Accretion expense	395	195
Asset retirement obligation, end of period	$ 42,914	$ 44,265

The total undiscounted estimated cash flows required to settle the obligation is $274 million (2003- $277 million), which have been discounted using a credit-adjusted risk free rate of 6.75%. The Trust estimates these expenditures will be made over the next 45 years, with the majority of the expenditures not being incurred for another 30 years when reclamation expenditures on the Aurora North mine are expected to be incurred. The expenditures will be funded from the Trust's funds from operations, and if necessary, from the Trust's mining reclamation trust accounts. The Trust deposits $0.1322 per barrel of production attributable to its 35.49 per cent working interest to mining reclamation trusts established for the purpose of funding the operating subsidiaries' share of

environmental and reclamation obligations. As at March 31, 2004, including interest earned on the accounts, the balance of the mining reclamation trust accounts was $17.6 million.

Syncrude's upgrader facilities have indeterminate useful lives, therefore, the fair values of the related asset retirement obligations cannot be reasonably determined. Also, the timing and amount of the reclamation expenditures related to Syncrude's sulphur blocks are not determinable in the current period. The asset retirement obligations pertaining to the upgrader facilities and the sulphur block will be recognized in the year in which the settlement amounts and dates can be reasonably estimated.

5) UNITHOLDERS' EQUITY

During the first quarter of 2004, 306,176 Trust units (Units) were issued for proceeds of approximately $14.1 million related to the Premium Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") under the distribution paid on February 27, 2004.

The following table summarizes Units that have been issued for cash proceeds:

Date	Net Proceeds per Unit	Number of Units		Net Proceeds
Balance, January 1, 2004		87,195	$	1,708,183
February 27, 2004	45.99	306	$	14,082
Balance, end of period		87,501	$	1,722,265

6) INTEREST EXPENSE, NET

	Three Months Ended March 31			
	2004		2003	
Interest expense	$	23,039	$	13,187
Interest income and other		(904)		(1,391)
Interest expense, net	$	22,135	$	11,796

7) UNITHOLDER DISTRIBUTIONS

This statement is provided to assist unitholders in reconciling funds from operations to unitholder distributions.

Distributions are paid to Unitholders on the last business day of the second month following the quarter.

CANADIAN OIL SANDS TRUST

CONSOLIDATED STATEMENTS OF UNITHOLDER DISTRIBUTIONS

(unaudited)

($ thousands, except per Unit amounts)

	Three Months Ended March 31	
	2004	**2003**
Funds from operations	$ 141,788	$ 51,588
Add (Deduct):		
Capital expenditures	(218,405)	(132,937)
Non-acquisition financing, net [1]	123,988	75,956
Change in non-cash working capital	(2,526)	45,802
Reclamation trust funding	(1,094)	(640)
Unitholder distributions	$ 43,751	$ 39,769
Unitholder distributions per Unit	**$ 0.50**	**$ 0.50**

[1] *Represents financing to fund the Trust's share of Syncrude's Stage 3 expansion.*

8) DERIVATIVE FINANCIAL INSTRUMENTS

Unrecognized gains (losses) and the fair values of Canadian Oil Sands' risk management activities at March 31, 2004 are as follows:

	Unrecognized gains (losses)	Fair value
Crude oil price contracts	$ (102,102)	$ (101,475)
Currency exchange contracts	43,922	42,467
3.95% Interest rate swap contracts	3,047	3,013
	$ (55,133)	$ (55,995)

9) CONTINGENT GAIN

In 2003, while preparing its 2002 income tax returns, the Trust found that there was an error in the 2001 Trust tax return prepared by the Trust's former service provider, PanCanadian Petroleum Limited ("PanCanadian"). In April of 2003, the Trust disclosed this error to Canada Customs and Revenue Agency ("CCRA") and undertook discussions with CCRA to rectify the incorrect filing. EnCana (successor in interest to PanCanadian) was advised of the error in April and has been in discussions with the Trust regarding the error since that time. In September 2003, CCRA provided their decision regarding the issue, which resulted in the Trust paying approximately $9 million for the tax liability related to the 2001 filing error, and approximately $1 million in interest that had accrued on the liability.

As the Trust believes the tax liability was resultant of an incorrect tax filing by its former tax service provider, the Trust is taking action to recover the $10 million cash payment from EnCana. The amount of the potential cash recovery is not determinable at March 31, 2004, and therefore, is

considered to be a contingent gain. No amounts pertaining to the contingent gain have been recorded in the Trust's financial statements at March 31, 2004.

10) RECLASSIFICATION

Certain prior year's figures have been reclassified to conform to the presentation adopted for 2004.

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:
Siren Fisekci
Director, Investor Relations:
(403) 218-6228

Canadian Oil Sands Trust
2500 First Canadian Centre
350 – 7 Avenue S.W.
Calgary, Alberta T2P 3N9
Ph: (403) 218-6200
Fax: (403) 218-6201

investor_relations@cos-trust.com

Web site: www.cos-trust.com

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements of Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") for the three month periods ended March 31, 2004 and March 31, 2003 and the audited consolidated financial statements and MD&A for the year ended December 31, 2003.

ADVISORY- in the interest of providing the Trust's Unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future production and cost estimates, plans and operations, certain statements throughout this MD&A contain "forward-looking statements" under applicable securities law. Forward-looking statements in this M&DA include, but are not limited to, statements with respect to: the anticipated completion and cost of the UE-1 construction, the expected production level at Syncrude for 2004, and the resulting oil production per day for the Trust; the expected level of oil and natural gas prices; the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on the Trust's cash flow and net income; the anticipated levels of foreign ownership and the anticipated taxability of distributions paid by the Trust. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: the uncertainty of labour supply and cost, normal risks associated with litigation, general economic, business and market conditions; regulatory changes; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

REVIEW OF RESULTS

Stronger first quarter crude oil shipments and a larger Syncrude working interest ownership resulted in excellent financial and operating results for Canadian Oil Sands in the first quarter of 2004 compared to the same period in 2003. Funds from operations in 2004 of $142 million, or $1.62 per Trust unit, compared favourably to the funds generated from operations in the same period of 2003, which were $52 million, or $0.79 per Trust unit. Net income before foreign exchange gains and losses and future income tax recoveries, which management believes is a better measure of operational performance, was $95 million, or $1.09 per Trust unit, compared to $38 million, or $0.58 per Trust unit, in the first quarter of 2003. Net income after these items in the first quarter of 2004 was $103 million, or $1.18 per Trust unit, as compared to $84 million, or $1.28 per Trust unit, in the same period of 2003.

Steady and reliable operations at Syncrude resulted in record first quarter average shipments of approximately 253,000 barrels a day, or approximately 89,800 barrels per day net to the Trust. Canadian Oil Sands' shipment volumes in a period may differ from sales volumes due to changes in inventory. In the comparable quarter of 2003, Syncrude shipped approximately 189,000 barrels per day, or approximately 47,000 barrels per day net to the Trust. Our 2004 results also reflect a 35.49 per cent

working interest in Syncrude, compared to an average working interest of approximately 25.2 per cent in the first quarter of 2003 after we acquired an additional 10 per cent working interest on February 28, 2003.

The table below presents net income before foreign exchange gains and losses and future income tax recoveries. As a result of a change in accounting policy related to asset retirement obligations as described in Note 2(a) of the interim consolidated financial statements, the 2003 comparative figures have been restated.

(in millions)	Three Months Ended March 31			
	2004		**2003** Restated See Note 2(a)	
Net income per GAAP	$	103.4	$	83.6
Deduct:				
Foreign exchange loss (gain) on long-term debt		12.6		(43.5)
Future income tax recovery		(21.2)		(2.4)
Net income before foreign exchange and future income taxes	$	94.8	$	37.7

The earnings reflected in the above table are a non-GAAP measurement. The Trust also reports funds from operations and funds from operations on a per unit basis, which are measures that do not have any standardized meaning under Canadian GAAP. Funds from operations is calculated from the Trust's cash flow statement as cash from operating activities before changes in working capital. In management's opinion, it is a key performance indicator of the Trust's ability to generate cash to finance its operations. The earnings in the table above and the Trust's funds from operations may not be comparable to similar measures presented by other companies or trusts.

Net Revenues

($ millions)	Three Months Ended March 31 2004	2003	Variance
Production revenue	$ 367.5	$ 221.8	$ 145.7
Transportation and marketing fees	(10.7)	(4.2)	(6.5)
	356.8	217.6	139.2
Crude oil hedging losses	(41.1)	(39.9)	(1.2)
Currency hedging gains (losses)	2.8	(1.4)	4.2
Total hedging losses	(38.3)	(41.3)	3.0
Net revenues	$ 318.5	$ 176.3	$ 142.2
Sales volumes (MMbbls)	8.0	4.2	3.8
($ per barrel)			
Production revenue	$ 45.73	$ 52.71	$ (6.98)
Transportation and marketing fees	(1.34)	(1.00)	(0.34)
Realized selling price before hedging losses	44.39	51.71	(7.32)
Crude oil hedging losses	(5.11)	(9.48)	4.37
Currency hedging gains (losses)	0.36	(0.33)	0.69
Total hedging losses	(4.75)	(9.81)	5.06
Total realized selling price	$ 39.64	$ 41.90	$ (2.26)

Net revenues in 2004 increased by $142 million compared to the same quarter in 2003 as a result of increased sales volumes, partially offset by a lower realized selling price per barrel. The additional working interest ownership in 2004, combined with strong production at Syncrude for the quarter, resulted in sales volumes of approximately 88,300 barrels per day in 2004, an 89 per cent increase from 2003. Syncrude's performance in the first quarter of 2004 reflected only minor repairs and maintenance as compared to the same quarter in 2003 when production was negatively impacted by unscheduled and extended scheduled maintenance work.

Realized selling prices before hedging were $44.39 per barrel, which was $7.32 lower than the same quarter in 2003. While average West Texas Intermediate ("WTI") prices of US$35.25 per barrel were four per cent higher in the first quarter of 2004 compared to the same period in 2003, a significantly stronger Canadian dollar more than offset the price increase, contributing to the lower realized selling price per barrel. The Canadian dollar averaged $0.76 US/Cdn and $0.66 US/Cdn in the first quarter of 2004 and 2003, respectively. Also contributing to the decrease in selling prices is the weighted-average discount of $1.89 per barrel to which our Syncrude Sweet Blend ("SSB") ™ product traded against average Canadian

dollar WTI during the first quarter of 2004. In the same period in 2003, SSB traded at a slight premium of $0.92 per barrel, an improvement over the fourth quarter of 2003 when our SSB product was trading at a discount of $2.42 per barrel. This price differential reflects the additional synthetic crude oil volumes that have come into the market during the past year from other producers. We anticipate a discount to Canadian dollar WTI to remain until we begin selling the higher quality Syncrude Sweet Premium ("SSP") product, which we believe will receive a higher price than our current SSB product.

Hedging activities in the first quarter of 2004 resulted in an overall decrease to net revenues of $38 million, or $4.75 per barrel, compared to a decrease of $41 million, or $9.81 per barrel, in the same quarter of 2003. Crude oil hedging and foreign currency hedging results are more fully discussed in the Risk Management section of this MD&A.

Operating costs

	Three Months Ended March 31			
	2004		2003	
	$/bbl Bitumen	$/bbl SSB	$/bbl Bitumen	$/bbl SSB
Bitumen Costs [1]				
Overburden removal	1.78		2.21	
Bitumen production	5.85		7.50	
Purchased energy [3]	1.56		2.23	
	9.19	10.65	11.94	15.11
Upgrading Costs [2]				
Bitumen processing and upgrading		3.16		3.96
Turnaround and catalysts		0.13		1.55
Purchased energy [3]		2.29		3.47
		5.58		8.98
R&D and other		0.50		0.63
Syncrude reported operating costs		16.73		24.72
Natural gas hedging gains		-		(1.35)
Canadian Oil Sands adjustments [4]		0.18		0.84
Total operating costs		16.91		24.21
	Bitumen	SSB	Bitumen	SSB
Syncrude production volumes (thousands of barrels per day)	293	253	239	189

1 Bitumen costs relate to the removal of overburden, oil sands mining, bitumen extraction and tailings dyke construction and disposal costs. The costs are expressed on a per barrel of bitumen production basis and converted to a per barrel of SSB based on the yield of SSB from the processing and upgrading of bitumen.

2 Upgrading costs include the production and ongoing maintenance costs associated with processing and upgrading of bitumen to SSB. It also includes the costs of major refining equipment turnarounds and catalyst replacement.

3 Natural gas costs averaged $6.17/GJ and $7.51/GJ in the first quarter of 2004 and 2003, respectively.

4 Canadian Oil Sands' adjustments primarily relate to pension costs, site restoration costs, changes in linefill and product inventory, as well as the inventory impact of moving from production to sales as Syncrude reports unit costs based on shipment volumes and we report based on sales volumes.

Operating costs of $16.91 per barrel in the first quarter of 2004 improved by $7.30 per barrel over the same period in 2003, principally due to more reliable operations at the Syncrude plant and lower energy costs. During the first quarter of 2004, there were no major turnarounds and no significant production interruptions at Syncrude, and consequently, production costs were lower and volumes were higher, resulting in a lower per barrel operating cost compared to the same period in 2003. In the first quarter of 2003, Syncrude experienced higher production costs and lower volumes related to an unscheduled turnaround of the LC-finer, extended maintenance work on a heavy gas oil hydrotreater and diluent recovery unit, the scheduled start of the coker 8-2 turnaround, as well as additional repairs required at the Aurora mine site.

Contributing to the lower per barrel operating costs in 2004 was the price of natural gas, which averaged $6.17 per gigajoule ("GJ") in the first quarter of 2004, compared to $7.51 per GJ in the same period of 2003. Natural gas costs represent substantially all of the purchased energy costs. Offsetting the significant energy costs in 2003 was a natural gas hedging gain of $1.35 per barrel. We did not have any natural gas hedges in place for 2004, but we continue to monitor hedging opportunities.

Non-production costs

Non-production costs of $10 million in the first quarter of 2004 increased from $6 million in the comparable period in 2003, primarily due to the larger working interest. On a per barrel basis, non-production costs were $1.31 for each of 2004 and 2003. Non-production costs consist primarily of Syncrude 21 development expenditures incurred for the expansion and engineering and other costs related to the development of the existing plant facilities, and are not a result of current production.

Crown Royalty expense

Crown royalties expense rose in 2004 as a result of higher gross revenues, but continues to reflect the one per cent of gross revenue royalty rate in each of 2004 and 2003. As Syncrude is currently undertaking a significant capital program, we expect to pay only the minimum one per cent royalty on our gross revenues for the next few years. A description of the Crown royalty can be found in Note 18 of the audited consolidated financial statements for the year ended December 31, 2003.

Interest expense, net

	Three Months Ended March 31	
	2004	2003
Interest expense	$ 23,039	$ 13,187
Interest income and other	(904)	(1,391)
Interest expense, net	$ 22,135	$ 11,796

The increase in interest expense primarily reflects the additional debt issued in 2003 and earlier this year, as well as the utilization of our credit facilities. The new debt was issued to fund our share of Syncrude's significant Stage 3 capital program, as well as to fund a portion of the acquisitions of the 13.75 per cent Syncrude working interest acquired in February and July of 2003.

Depreciation, depletion and reclamation expense

Depreciation and depletion ("D&D") expense for the three months ended March 31, 2004 was approximately $32 million higher than in the comparable period in 2003 as a result of a significantly higher D&D rate and higher Syncrude production volumes in 2004. We depreciate and deplete our production assets on a unit-of-production basis, based on proved plus probable reserves. In prior years, we depreciated and depleted our assets based on proved reserves. However, in accordance with on National Instrument 51-101, which provides that the total of proved plus probable reserves is the most likely estimate of an entity's reserve base, we are now depreciating and depleting our existing assets and future development costs on a proved plus probable basis. These revisions to our D&D rate calculation have been accounted for as a change in estimate on a prospective basis.

The effective D&D rate in 2004 was $5.53 per barrel, compared to $3.18 per barrel in the first quarter of 2003. The increase reflects the full inclusion of our share of current estimated total Stage 3 costs of approximately $2.8 billion, partially offset by an increase to the depletable reserve base. During the first quarter of 2004, independent reserve evaluators completed Canadian Oil Sands' reserve report. Included in the reserve report is 1.8 billion barrels of total proved plus probable reserves related to our 35.49 per cent Syncrude working interest.

Also included in depreciation, depletion and reclamation expense are amounts related to our asset retirement obligation. Effective January 1, 2004 we retroactively adopted the Canadian Institute of Chartered Accountant's ("CICA") new accounting standard for asset retirement obligations as explained in Note 2(a) of the interim consolidated financial statements. In prior years, a future site reclamation provision was calculated on a unit-of-production basis using total estimated future reclamation expenditures and proved reserves. The provision was recorded in net income and accumulated on the

Consolidated Balance Sheet as a future site reclamation liability. Under the new accounting standard, the estimated fair value of the future reclamation liability is now recorded on our Consolidated Balance Sheet as an increase to capital assets and as an asset retirement obligation. The depreciation expense on the asset and the accretion expense on the obligation are recorded in depreciation, depletion and reclamation expense. The total expense for the first quarter of 2004 and 2003 was $0.6 million and $0.5 million, respectively, compared to the future site reclamation provision of $0.7 million recorded in the first quarter of 2003 under the former accounting policy. Prior year's financial statements have been restated for the change in accounting policy. At March 31, 2004 the asset retirement obligation was $43 million.

Canadian Oil Sands deposits $0.1322 per barrel of production to mining reclamation trust accounts for our 35.49 per cent Syncrude working interests. Including interest earned on the trust accounts, the reclamation fund accounts totalled $18 million at March 31, 2004 as shown on the Consolidated Balance Sheet under the heading "Reclamation trust".

Foreign exchange gains/losses

In the first quarter of 2004, we recorded a foreign exchange loss of $12 million, compared to a gain of $44 million in the same period in 2003. As required by Canadian generally accepted accounting principles, Canadian Oil Sands' U.S. denominated monetary balances are revalued at the foreign exchange rate at each period end, and the translation gains or losses are recorded in the current period's earnings. Our most significant U.S. denominated monetary balances that give rise to most of the foreign exchange impacts are our U.S. Senior Notes. At March 31, 2004 and March 31, 2003, we had US$694 million and US$394 million in U.S. denominated debt, respectively. The weaker Canadian dollar at March 31, 2004 compared with December 31, 2003 created non-cash foreign exchange losses on the U.S. denominated senior notes of $13 million. At March 31, 2003 the stronger Canadian dollar, compared with December 31, 2002, created non-cash foreign exchange gains on the U.S. debt of $43 million for the first quarter of 2003. We also have U.S. denominated cash, accounts receivable, and interest payable accounts that are revalued at the end of each period. The transactions on these accounts give rise to realized foreign exchange gains and losses which comprise the remaining balance of the foreign exchange gains and losses on the income statement.

Large Corporations Tax

Large Corporations Tax ("LCT") expense in the first quarter of 2004 reflects the estimated LCT payable by the Trust's operating subsidiary, Canadian Oil Sands Limited ("COSL"). As a result of the 13.75 per cent Syncrude working interest acquisitions in 2003 and the increased debt levels over the past 12 month period, COSL's taxable capital base in 2004 is significantly higher than the comparable period of 2003, resulting in a larger LCT provision for the current quarter. For 2004, we expect that there will be no cash income taxes payable, other than LCT, by the Trust or any of its subsidiaries.

Future income tax

In the first quarter of 2004, we recorded a non-cash future income tax recovery of approximately $22 million. On March 31, 2004 the Alberta government substantively enacted a decrease of one per cent to the provincial corporate tax rate, resulting in a new tax rate of 11.5 per cent. The impact to Canadian Oil Sands of this rate decrease resulted in a future income tax recovery of approximately $10 million. The remaining portion of the future income tax recovery primarily pertains to the decrease in various other temporary differences in the quarter.

Change in accounting policies

Effective January 1, 2004 we retroactively adopted the CICA's accounting standard "Asset Retirement Obligations". The impact of the change in accounting policy is described in Note 2(a) of the interim consolidated financial statements.

Also effective January 1, 2004 was the CICA's Accounting Guideline 13, "Hedging Relationships" ("AcG-13"), which establishes certain conditions for when hedge accounting may be applied. Canadian Oil Sands is applying AcG-13 to its financial derivatives, the impacts of which are described in the Risk Management section of this MD&A and in Note 2(b) of the interim consolidated financial statements.

Liquidity and Capital Resources

($ millions)	**March 2004**	**December 2003** Restated See Note 2(a)
Long-term debt	1,592.3	1,437.4
Less: Cash and short-term investments	48.4	16.7
Net debt	1,543.9	1,420.7
Unitholders' equity	2,176.9	2,102.9
Total capitalization [1]	3,720.8	3,523.6

[1] Net debt plus unitholders' equity

In the first quarter of 2004, the Trust's capitalization increased primarily as a result of additional borrowings used to assist in financing our share of Syncrude's capital expenditure program. On January 15, 2004 COSL issued $20 million of floating rate and $175 million of 3.95% medium term notes, which were used to repay a portion of the drawn credit facilities and to assist in funding our capital expenditures. Both issues were for three year terms and are unsecured. Interest rate swap transactions were undertaken to effectively convert the fixed interest rate on the $175 million notes to a floating rate.

We have $685 million of available bank facilities and lines of credit. Including letters of credit drawn, approximately $316 million of this $685 million credit facility was undrawn at March 31, 2004.

The Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") continued to be a valuable source of financing in the first quarter of 2004. DRIP participation in the first quarter of 2004 was approximately 32 per cent and generated $14 million in new equity through the issuance of 0.3 million Trust units, compared with $6 million and 0.2 million Trust units in the comparable quarter in 2003.

In the first quarter of 2004, funds from operations totalled $142 million, or $1.62 per Trust unit, compared to $52 million, or $0.79 per Trust unit, in the same period in 2003. The 2004 first quarter funds from operations per Trust unit reflects the improvement in operations and a larger Syncrude working interest, as compared to first quarter results in 2003. Funds from operations in the three months ended March 31, 2004 were used to pay Unitholder distributions of $44 million and a portion of the $218 million spent on capital expenditures. Approximately $120 million of the first quarter 2004 capital expenditures was financed with debt and new equity from the DRIP.

Our future financing requirements continue to depend on the funds we generate from operations, our share of Syncrude's capital expenditures and distributions to Unitholders. As of March 31, 2004 we estimate funds from operations for 2004 will approximate $350 million with capital expenditure estimates of approximately $950 million. Our financing plans for our share of Syncrude's Stage 3 capital expenditures, in addition to utilizing funds from operations, will be to continue to utilize our bank facilities, new debt issues, and the funds from our DRIP. However, new equity outside of the DRIP may be required in due course, dependent upon crude oil prices and production performance.

Capital Expenditures

Capital spending in the first quarter of 2004 was $218 million, compared to $133 million in the same period of 2003. The increase is attributable to the increased expenditures on strategic projects at Syncrude, primarily related to UE-1 of the Stage 3 expansion, and a higher working interest ownership by the Trust in 2004 compared to the same quarter of 2003. We estimate our share of Syncrude's 2004 capital expenditure program to approximate $950 million, which incorporates the revised Stage 3 cost estimates announced on March 4, 2004.

Contractual Obligations and Commitments

As of March 31, 2004 there have been no significant changes to the Trust's contractual obligations or commitments from our year-end disclosure.

Unitholders' Capital

As of March 31, 2004 the Trust had 87.5 million Trust units outstanding and a market capitalization of approximately $4 billion based on a closing trading price on March 31, 2004 of $44.50 per Trust unit. The Trust has declared a distribution of $0.50 per Trust unit for the quarter ending March 31, 2004 for total distributions of approximately $44 million.

In the first quarter of 2004, as part of Canadian Oil Sands' long-term incentive plan for employees, 102,500 Trust unit options ("options") were issued with a fair value of approximately $0.7 million. One-third of the fair value will be recorded as a stock-based compensation expense in net income in each of the next three years. As of March 31, 2004 there were 426,400 options outstanding with a weighted average exercise price of $40.72 per option. Each option represents the right of the option holder to purchase a Trust unit at the exercise price determined at the date of grant. The options vest one-third following the date of grant for the first three years and expire seven years from the date of grant.

Risk Management

Crude Oil Price Risk

We have employed crude oil hedging as a risk mitigation strategy for our Stage 3 financing plan. Our cash flows are impacted by changes in both the U.S. dollar denominated crude oil prices and U.S./Canadian foreign exchange rates. As a result, management will hedge both elements to reduce revenue and cash flow volatility to the Trust. These elements can be hedged separately with U.S. dollar WTI crude oil hedges and foreign currency hedges, which are outlined in the Currency Hedging section of the Risk Management discussions in this MD&A, or by combining both elements with Canadian dollar oil price hedging transactions. We have used both strategies and have the following hedge positions outstanding as at April 26, 2004 which represents approximately 47 per cent of our forecasted sales volumes for 2004:

Canadian Oil Sands Trust **Crude Oil Hedging Activities**	**January 1 - December 31**	
	Price *($/bbl)*	**Volume** *(bbls/day)*
2004 US$ WTI Hedge Positions (in US$/bbl)	$ 24.74	25,000
2004 C$ WTI Hedge Positions (in C$/bbl)	$ 38.65	14,000
Total volumes hedged		39,000

As Stage 3 approaches completion, we plan to wind down our crude oil hedging program, beginning in 2005. No further hedging of 2004 production is anticipated in our financial plan.

Canadian Oil Sands' revenues in the first quarter of 2004 were reduced by crude oil hedging losses of approximately $41 million, or $5.11 per barrel, compared to approximately $40 million, or $9.48 per barrel, of losses in the same quarter of 2003. In 2004, the Trust had U.S. dollar WTI hedges of 25,000 barrels per day hedged at US$24.74 as compared to an average of 39,388 barrels per day at US$25.74 in the first quarter of 2003. U.S. dollar WTI prices averaged US$35.25 per barrel and US$33.86 per barrel in the first quarter of 2004 and 2003, respectively, which resulted in crude hedging losses of approximately US$24 million and US$28 million in each year, respectively. Also hedged in 2004 were 14,000 barrels per day at a Canadian dollar WTI price of $38.65. Actual Canadian dollar WTI prices averaged approximately $46.50 per barrel, which resulted in $10 million of hedging losses.

Effective January 1, 2004 Canadian Oil Sands adopted AcG-13 related to hedging relationships. Under the new guidelines, our crude oil hedge positions qualify for hedge accounting, and therefore, there was no impact on our financial results related to the new guidelines.

Natural Gas Hedging

For the period April 2002 to March 2003, we held a forward purchase contract for 20,000 GJ per day of natural gas at an average AECO price of $3.44 per GJ, representing approximately 60 per cent of our share of forecast Syncrude consumption during that time period. The resulting hedging gains reduced 2003 operating costs by $6 million. As at April 26, 2004 there were no natural gas hedges in place.

Foreign Currency Hedging

As at April 26, 2004, we had the following currency hedges outstanding:

Canadian Oil Sands Trust Exchange Hedging Activities		31-Dec 2004		31-Dec 2005		31-Dec 2006		31-Dec 2007
U.S. dollars hedged *($ millions)*	$	69.0	$	100.0	$	60.0	$	20.0
Average U.S. dollar exchange rate	$	0.665	$	0.664	$	0.669	$	0.692

Canadian Oil Sands' net revenues in the first quarter of 2004 include foreign currency hedging gains of approximately $3 million, or $0.36 per barrel, compared to losses of approximately $1 million, or $0.33 per barrel, in the comparable quarter in 2003. The gains in 2004 reflect the stronger Canadian dollar, which averaged $0.76 US/Cdn in 2004 compared to $0.66 US/Cdn in the same quarter of 2003. There was no impact to our 2004 results as a result of adopting AcG-13 since our foreign currency hedges continue to qualify as hedges under the new guidelines.

In 1999, we exchanged gains on closing certain forward currency contracts for adjustments to the terms of other currency contracts. For accounting purposes, this position of realized gains is deferred and will

be recognized as revenue over the period 2006 to 2016, which is when the original forward contracts would have expired. In the first quarter of 2004, gains of $1.4 million have been deferred. Cumulatively, Canadian Oil Sands has deferred recognition of gains totaling $23 million to 2006 and beyond for net income purposes, but these amounts are included in our funds from operations. The deferred balance is reflected in the Consolidated Balance Sheet under "Deferred currency hedging gains".

Interest Rate Risk

Interest rates impact our net income and cash flows based on the amount of floating rate debt outstanding. At March 31, 2004 approximately $338 million had been drawn on the credit facilities, which bear interest at floating rates based on bankers' acceptance rates. We also have $20 million of floating rate medium term notes outstanding and have swapped $175 million of fixed rate debt into floating rate debt.

On January 15, 2004 COSL entered into two interest rate swaps for the $175 million 3.95% Canadian medium term notes issued on the same day to effectively convert the fixed interest payments to floating rates based on three month bankers' acceptance rates plus a credit spread. The swaps have been recorded as hedges on the consolidated financial statements in 2004, and any gains or losses related to the swaps will be recognized in the period the swaps are settled.

Pursuant to AcG-13, the interest rate swaps which COSL had entered into in 1997 related to its US$70 million 7.625% Senior Notes do not qualify as hedges under the new guidelines. As a result, a deferred asset and a corresponding deferred liability, each with a fair value of approximately $5 million, were recorded on January 1, 2004. The asset and liability are included on the Consolidated Balance Sheet under the headings "Deferred financing charges, net and other" and "Other liabilities", respectively. At March 31, 2004 the decrease in the fair value of the interest rate swap of approximately $0.2 million has been recorded as an expense and is included in "Interest expense, net". The deferred liability is being amortized as the swap contracts settle, with the amortization of approximately $0.3 million included as a reduction to interest expense. These interest rate swaps expire on May 15, 2007.

Unrecognized gains and losses

At March 31, 2004, unrecognized losses on our crude oil hedges were approximately $102 million, and unrecognized gains relating to our foreign currency hedges and interest rate swaps on our 3.95% medium term notes were approximately $44 million and $3 million, respectively. These unrecognized amounts are disclosed in Note 8 to the consolidated interim financial statements.

Unit Trading Activity

Canadian Oil Sands Trust units trade on the Toronto Stock Exchange under the symbol COS.UN. As at March 31, 2004 approximately 87.5 million Trust units were issued and outstanding.

Canadian Oil Sands Trust - Trading Activity	First Quarter 2004	March 2004	February 2004	January 2004
Unit price				
High	$ 53.64	$ 53.64	$ 51.40	$ 49.70
Low	$ 40.25	$ 40.25	$ 46.40	$ 45.05
Close	$ 44.50	$ 44.50	$ 51.20	$ 47.05
Volume traded (000's)	23,409	14,785	3,345	5,279
Weighted average number of units outstanding (000's)	87,310	87,502	87,227	87,195

Outlook

In the second quarter of 2004, we estimate Syncrude shipments to be approximately three million barrels lower than the first quarter, totalling approximately 20 million barrels, which reflects scheduled turnarounds on three hydrotreaters in April and June. We anticipate lower revenues and higher per barrel operating costs in the second quarter of 2004 compared with the first quarter as a result of the turnaround activity. Our annual Syncrude production forecast remains at a range between 82 and 87 million barrels in 2004, or 29 to 31 million barrels net to the Trust based on our 35.49 per cent interest. The upper end of the range reflects scheduled shutdowns and normal maintenance and tie-ins for the Stage 3 expansion, while the low end of this range incorporates the possibility of a turnaround of Coker 8-2 as it nears its normal maintenance cycle towards the latter part of 2004.

We have maintained our 2004 outlook based on annual Syncrude production of 86 million barrels, or 30.5 million barrels net to the Trust. Based on the strength of crude oil prices during the first quarter and current oil prices in the forward market, we have increased our crude oil price forecast to average US$31 per barrel WTI for 2004 utilizing an average currency exchange rate of $0.76 US/Cdn. The production assumption, together with our currency exchange forecasts and revised crude oil and currency hedge positions, results in projected net revenues of approximately $1.1 billion in 2004. We are projecting operating expenses of approximately $560 million, or $18.36 per barrel, for 2004, assuming a natural gas cost of $6.39 per GJ. Non-production development costs are projected at approximately $55 million.

Based on our forecast for 2004, the following table provides an estimate of the sensitivity of cash flow and net income for 2004:

Q1 2004 - 2004 Sensitivity Analysis					
	Annual [2]	Funds from Operations Increase		Net Income Increase/(Decrease)	
Variable [1]	Sensitivity	$ millions	$/Trust unit	$ millions	$/Trust unit
Syncrude operating costs decrease	C$1.00/bbl	31	0.35	31	0.35
Syncrude operating costs decrease	C$50 million	18	0.21	18	0.21
WTI crude oil price increase	US$1.00/bbl	21	0.24	21	0.24
Syncrude production increase	2 million bbls	23	0.26	19	0.22
Canadian dollar weakening	US$0.01/C$	10	0.11	(2)	(0.03)
AECO natural gas price decrease	C$0.50/GJ	11	0.12	11	0.12

[1] An opposite change in each of these variables will result in the opposite funds from operations and net income impacts.

[2] Sensitivities assume a larger change in unrealized quarters to result in the annual impact. Variable changes apply only to unhedged positions.

We are estimating our share of Syncrude capital expenditures to total approximately $950 million in 2004, of which approximately 75 per cent will be directed to the Stage 3 expansion. This estimate is based on updated project cost estimates provided by Syncrude early in March.

Limiting liability of trust unitholders

The issue of unlimited liability, where unitholders of a trust are not afforded the similar legislative protection which limits their liability to their equity investment in the trust, as is provided to shareholders of a publicly traded corporation, appears to be progressing towards resolution in both Ontario and Alberta. The Ontario legislature is in the process of the second reading of Bill 35, the Trust Beneficiaries' Liability Act, 2003, which proposes liability protection to unitholders of income trusts. In Alberta, the government announced in its 2004 budget that it will also introduce legislation to end uncertainty on income trust liability for unitholders. While we believe the exposure to unlimited liability of unitholders is a remote possibility, definitive clarification of this issue is seen as a positive development that will encourage more investment in the sector, particularly among those investors who were deterred by the possibility of unlimited liability, such as pension funds.

Impact of proposed changes to trusts under the federal government budget

The federal government's proposals related to income trusts announced in its March 23, 2004 budget are not expected to result in any tax-related impact for Canadian investors in oil and gas royalty trusts, such as Canadian Oil Sands.

The budget proposals, however, do appear to affect non-resident unitholders of the Trust in two respects. Firstly, effective January 1, 2005, 100 per cent of the distributions paid to non-resident unitholders will be subject to a 25 per cent withholding tax, which is effectively reduced to 15 per cent by a tax treaty with the United States. Previously, the withholding tax applied only to the taxable portion of the distribution, but under the budget proposals, a new 15 per cent tax will be withheld from the tax-deferred portion of the distributions. This is expected to have nominal impact on Canadian Oil Sands' non-resident unitholders because the distributions are currently only 10 to 20 per cent tax-deferred.

Secondly, in order to maintain their status as a mutual fund trust, oil and gas royalty trusts must not have more than 50 per cent of their units owned by non-Canadian residents. However, this measure will not apply before 2007 to an entity that would otherwise cease to be a mutual fund on March 23, 2004. The trust indenture, under which the Trust was created, provides that no more than 49 per cent of the units of Canadian Oil Sands Trust can be held by non-Canadian residents. The Trust's indenture also contains specific provisions that allow it to control the level of its non-resident ownership. If at any time the Trustee of the Trust becomes aware that the 49 per cent ownership limit is imminent, it may publish a notice and require completion of residency declarations before the Trustee will complete any transfer of units. At the time that the non-Canadian residency level exceeds 50 per cent, the Trustee may send a notice to unitholders and require them to sell their trust units, or a portion thereof, within 60 days. If the units are not sold within the 60 days or if the unitholders are not able to provide evidence that they are not non-residents, the Trustee may sell their units on the unitholders' behalf. The trust indenture also allows the Trustee to take any such other action that the Trustee deems necessary or appropriate, including the withholding of distributions until such time as unitholders have satisfied the Trustee of their residency status and that such status does not violate the limitation within the trust indenture.

Based on geographical data as of April 15, 2004, we estimate that approximately 57 per cent of the Trust's units are held by Canadian residents with the remaining 43 per cent held by non-Canadian residents. The Trust uses declarations from unitholders and geographical searches to estimate the level of Canadian and non-Canadian resident unitholders of the Trust at certain periods throughout the year. While the Trust believes that these results are reasonable estimations at the time they are provided, the inability of public issuers to obtain the residency information of its beneficial holders means that issuers are reliant upon the information provided to the transfer agent. As a result, the above information is subject to the accuracy provided by third party data and by system limitations in identifying residency issues. Accordingly, the reported level of Canadian ownership is subject to these limitations and the level of Canadian ownership may change at any time.

The budget also proposes a limitation on registered pension fund investment in business trusts but this is not anticipated to affect Canadian Oil Sands as we believe the Trust is considered to be a resource royalty trust, which is not subject to the same restrictions.

We continue to work with industry organizations to ensure that the federal government and other stakeholders recognize the benefit to the Canadian economy of providing a stable framework for income trusts in Canada.

Taxability of 2004 Distributions

We estimate that 80 per cent to 90 per cent of the distributions pertaining to 2004 will be taxable as other income, with the remainder classified as tax-deferred return of capital.

Our 2004 guidance document is available on the Trust's Web site at www.cos-trust.com.

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF INCOME AND UNITHOLDERS' EQUITY
(unaudited)
($ thousands, except per unit amounts)

	Three Months Ended March 31 2004	2003 Restated See Note 2(a)
Net Revenues:		
Syncrude Sweet Blend revenues	$ 329,240	$ 180,545
Transportation and marketing expense	(10,716)	(4,203)
	318,524	176,342
Expenses:		
Operating	135,917	101,857
Non-production	10,490	5,527
Crown royalties	3,672	1,787
Administration	1,763	1,755
Insurance	2,867	1,763
Interest, net (Note 6)	22,135	11,796
Depreciation, depletion and reclamation	45,661	13,931
Foreign exchange loss (gain)	11,834	(44,059)
Large Corporations Tax	1,932	756
Future income tax recovery	(21,185)	(2,351)
	215,086	92,762
Net income for the period	$ 103,438	$ 83,580
Unitholders' equity, beginning of period		
As previously reported	$ 2,094,411	$ 956,501
Prior period adjustment (Note 2(a))	8,531	6,315
As restated	2,102,942	962,816
Net income for the period	103,438	83,580
Issue of Trust units	14,082	737,855
Unitholder distributions	(43,751)	(39,769)
Contributed surplus	213	-
Unitholders' equity, end of period	$ 2,176,924	$ 1,744,482
Weighted average Trust units	87,310	65,455
Trust units, end of period	87,501	79,538
Net income per Trust unit		
Basic and diluted	$ 1.18	$ 1.28

CANADIAN OIL SANDS TRUST
CONSOLIDATED BALANCE SHEETS
(unaudited)
($ thousands)

	March 31 2004	December 31 2003 Restated See Note 2(a)
ASSETS		
Current assets:		
Cash and short-term investments	$ 48,442	$ 16,702
Accounts receivable	138,153	116,162
Inventories	60,747	57,351
Prepaid expenses	1,482	4,643
	248,824	194,858
Capital assets, net	4,196,133	4,022,994
Other assets		
Reclamation trust	17,647	16,553
Deferred financing charges, net and other	30,047	25,520
	47,694	42,073
	$ 4,492,651	$ 4,259,925
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 265,472	$ 245,926
Unit distribution payable	43,751	43,598
Current portion of other liabilities	665	665
	309,888	290,189
Other liabilities	99,366	93,636
Long-term debt	1,592,255	1,437,413
Asset retirement obligation (Note 4)	42,914	44,680
Deferred currency hedging gains	23,310	21,886
Future income taxes	247,994	269,179
	2,315,727	2,156,983
Unitholders' equity	2,176,924	2,102,942
	$ 4,492,651	$ 4,259,925

Contingencies (Note 9)

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
($ thousands)

	Three Months Ended March 31 2004	Three Months Ended March 31 2003
		Restated See Note 2(a)
Cash provided by (used in):		
Operating activities		
Net income	$ 103,438	$ 83,580
Items not requiring outlay of cash:		
Depreciation, depletion and reclamation	45,661	13,852
Amortization	617	412
Foreign exchange on long-term debt	12,560	(43,452)
Future income tax recovery	(21,185)	(2,351)
Other	423	-
Net change in deferred items	274	(453)
Funds from operations	141,788	51,588
Change in non-cash working capital	13,775	29,044
	155,563	80,632
Financing activities		
Issuance of medium term notes (Note 3)	195,000	-
Net drawdown (repayment) of bank credit facilities	(52,719)	350,000
Unitholder distributions (Note 7)	(43,751)	(39,769)
Issuance of Trust units	14,082	737,855
Net change in deferred items	(635)	(10,355)
Change in non-cash working capital	153	10,926
	112,130	1,048,657
Investing activities		
Acquisition of Syncrude working interests	-	(1,047,499)
Capital expenditures	(218,405)	(132,937)
Reclamation trust	(1,094)	(640)
Change in non-cash working capital	(16,454)	5,832
	(235,953)	(1,175,244)
Increase (decrease) in cash	31,740	(45,955)
Cash at beginning of period	16,702	229,970
Cash at end of period	$ 48,442	$ 184,015
Supplemental Information		
Large Corporations Tax and income tax paid	$ 8,322	$ 3,048
Interest charges paid	$ 26,617	$ 14,816

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2004
(Tabular amounts expressed in thousands of Canadian dollars, except where otherwise noted)

1) ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Canadian Oil Sands Trust and its subsidiaries (collectively, the "Trust" or "Canadian Oil Sands"), and are presented in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2003, except for the accounting for asset retirement obligations and financial derivatives, as discussed in Note 2 below. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Trust's annual report for the year ended December 31, 2003.

2) CHANGE IN ACCOUNTING POLICIES

a) Asset Retirement Obligations

Effective January 1, 2004, Canadian Oil Sands adopted the new requirements of the Canadian Institute of Chartered Accountants ("CICA") regarding accounting for asset retirement obligations (CICA Handbook Section 3110). Upon adoption of the new requirements, Canadian Oil Sands recognized an asset retirement obligation and a corresponding increase to capital assets equal to the estimated fair value of the Trust's 35.49 per cent share of Syncrude's retirement obligations pertaining to property, plant and equipment. Syncrude's reclamation obligations relate to the site restoration of each mine site, of which the full amount of the liability is recorded upon initial land disturbance when each mine site is opened. Prior to the adoption of these requirements, the future site reclamation liability was accrued monthly on a unit-of-production basis based on estimated total future site reclamation costs and proved reserves.

The requirements have been adopted retroactively, with restatement of prior year's balances. The impact on the comparative balances was the following:

	December 31 2003
Consolidated Balance Sheet	
Increase capital assets, net	$ 67
Decrease asset retirement obligation	(12,885)
Increase future income tax liability	4,421
Increase retained earnings	8,531

The impact on net income in the first quarter of 2003 was an increase of $0.2 million, comprised of a decrease to the future site reclamation expense recorded under the former accounting policy, partially offset by an increase to depreciation expense and accretion expense as per the new requirements. In 2004, opening retained earnings was increased by $8.5 million and net income decreased by $0.6 million. The addition to capital assets is being depreciated in the same manner as the Trust's existing capital assets. The liability is being accreted monthly based on the discount rates used with the accretion expense recorded in net income. These impacts are reflected in the Trust's depreciation, depletion and reclamation expense on the income statement.

b) Hedge Accounting

Effective January 1, 2004, Canadian Oil Sands adopted new guidelines for hedge accounting in accordance with the CICA's Accounting Guideline 13, "Hedging Relationships" ("AcG-13"). AcG-13 establishes certain conditions for when hedge accounting may be applied. Under AcG-13, the Trust is continuing to apply hedge accounting for its crude oil and foreign currency hedges, which results in the hedging settlement gains or losses being included in net income in the same period the hedged items are settled. Therefore, there is no impact to the Trust's financial results related to those hedge positions as a result of adopting AcG-13.

However, the Trusts' interest rate swap positions that were in existence at January 1, 2004 do not qualify as hedges under AcG-13, and therefore, the Trust has recorded these positions at the fair market values as of January 1, 2004, which resulted in a deferred gain of approximately $5.1 million. The fair market value was recorded as an increase to other assets and other liabilities. The asset balance is re-assessed each quarter to determine its current fair market value and any changes in the valuation are recorded in net income. For the quarter ended March 31, 2004, the change in the fair value of the interest rate swaps was a decrease of approximately $0.2 million. The loss has been recorded as a reduction to other income and is included in net interest expense on the income statement. The liability balance is being amortized as the swap contracts settle. The swap contracts expire on May 15, 2007. As required under AcG-13, prior period financial statements have not been restated.

3) LONG-TERM DEBT

On January 15, 2004, COSL issued $20 million of floating rate unsecured medium term notes as well as $175 million of 3.95% unsecured medium term notes. Both the floating rate and 3.95% medium term notes mature on January 15, 2007, rank pari passu with other senior unsecured debt of COSL, and are guaranteed by the Trust. There are certain covenants under the indenture, similar to other outstanding debt, including limitations on sale of assets and granting liens or other security interests. Interest on the 3.95% notes is payable semi-annually on July 15 and January 15. Interest on the floating rate notes is payable quarterly on April 15, July 15, October 15, and January 15 of each year, commencing on April 15, 2004.

4) ASSET RETIREMENT OBLIGATION

	Three Months Ended March 31	
	2004	2003
Asset retirement obligation, beginning of period	$ 44,680	$ 44,965
Liabilities settled	(2,161)	(895)
Accretion expense	395	195
Asset retirement obligation, end of period	$ 42,914	$ 44,265

The total undiscounted estimated cash flows required to settle the obligation is $274 million (2003-$277 million), which have been discounted using a credit-adjusted risk free rate of 6.75%. The Trust estimates these expenditures will be made over the next 45 years, with the majority of the expenditures not being incurred for another 30 years when reclamation expenditures on the Aurora North mine are expected to be incurred. The expenditures will be funded from the Trust's funds from operations, and if necessary, from the Trust's mining reclamation trust accounts. The Trust deposits $0.1322 per barrel of production attributable to its 35.49 per cent working interest to mining reclamation trusts established for the purpose of funding the operating subsidiaries' share of

environmental and reclamation obligations. As at March 31, 2004, including interest earned on the accounts, the balance of the mining reclamation trust accounts was $17.6 million.

Syncrude's upgrader facilities have indeterminate useful lives, therefore, the fair values of the related asset retirement obligations cannot be reasonably determined. Also, the timing and amount of the reclamation expenditures related to Syncrude's sulphur blocks are not determinable in the current period. The asset retirement obligations pertaining to the upgrader facilities and the sulphur block will be recognized in the year in which the settlement amounts and dates can be reasonably estimated.

5) UNITHOLDERS' EQUITY

During the first quarter of 2004, 306,176 Trust units (Units) were issued for proceeds of approximately $14.1 million related to the Premium Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") under the distribution paid on February 27, 2004.

The following table summarizes Units that have been issued for cash proceeds:

Date	Net Proceeds per Unit	Number of Units		Net Proceeds
Balance, January 1, 2004		87,195	$	1,708,183
February 27, 2004	45.99	306	$	14,082
Balance, end of period		87,501	$	1,722,265

6) INTEREST EXPENSE, NET

	Three Months Ended March 31			
	2004		2003	
Interest expense	$	23,039	$	13,187
Interest income and other		(904)		(1,391)
Interest expense, net	$	22,135	$	11,796

7) UNITHOLDER DISTRIBUTIONS

This statement is provided to assist unitholders in reconciling funds from operations to unitholder distributions.

Distributions are paid to Unitholders on the last business day of the second month following the quarter.

CANADIAN OIL SANDS TRUST

CONSOLIDATED STATEMENTS OF UNITHOLDER DISTRIBUTIONS

(unaudited)

($ thousands, except per Unit amounts)

	Three Months Ended March 31 2004		Three Months Ended March 31 2003	
Funds from operations	$	141,788	$	51,588
Add (Deduct):				
Capital expenditures		(218,405)		(132,937)
Non-acquisition financing, net [1]		123,988		75,956
Change in non-cash working capital		(2,526)		45,802
Reclamation trust funding		(1,094)		(640)
Unitholder distributions	$	43,751	$	39,769
Unitholder distributions per Unit	**$**	**0.50**	**$**	**0.50**

[1] *Represents financing to fund the Trust's share of Syncrude's Stage 3 expansion.*

8) DERIVATIVE FINANCIAL INSTRUMENTS

Unrecognized gains (losses) and the fair values of Canadian Oil Sands' risk management activities at March 31, 2004 are as follows:

	Unrecognized gains (losses)		Fair value	
Crude oil price contracts	$	(102,102)	$	(101,475)
Currency exchange contracts		43,922		42,467
3.95% Interest rate swap contracts		3,047		3,013
	$	(55,133)	$	(55,995)

9) CONTINGENT GAIN

In 2003, while preparing its 2002 income tax returns, the Trust found that there was an error in the 2001 Trust tax return prepared by the Trust's former service provider, PanCanadian Petroleum Limited ("PanCanadian"). In April of 2003, the Trust disclosed this error to Canada Customs and Revenue Agency ("CCRA") and undertook discussions with CCRA to rectify the incorrect filing. EnCana (successor in interest to PanCanadian) was advised of the error in April and has been in discussions with the Trust regarding the error since that time. In September 2003, CCRA provided their decision regarding the issue, which resulted in the Trust paying approximately $9 million for the tax liability related to the 2001 filing error, and approximately $1 million in interest that had accrued on the liability.

As the Trust believes the tax liability was resultant of an incorrect tax filing by its former tax service provider, the Trust is taking action to recover the $10 million cash payment from EnCana. The amount of the potential cash recovery is not determinable at March 31, 2004, and therefore, is

considered to be a contingent gain. No amounts pertaining to the contingent gain have been recorded in the Trust's financial statements at March 31, 2004.

10) RECLASSIFICATION

Certain prior year's figures have been reclassified to conform to the presentation adopted for 2004.

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:
Siren Fisekci
Director, Investor Relations:
(403) 218-6228

Canadian Oil Sands Trust
2500 First Canadian Centre
350 – 7 Avenue S.W.
Calgary, Alberta T2P 3N9
Ph: (403) 218-6200
Fax: (403) 218-6201

investor_relations@cos-trust.com

Web site: www.cos-trust.com

Exemption under Rule 12g3-2(b)

CANADIAN OIL SANDS TRUST

Exhibit to Consolidated Financial Statements For the Three Months Ended March 31, 2004

(unaudited)

Canadian Oil Sands Trust
Consolidated Interest Coverage Ratio
For the Twelve Months ended March 31, 2004
(in thousands of dollars, except Interest coverage ratio)

Net income	$	329,996
Tax		(2,482)
Interest on debt [1] [2]		78,640
Net income before interest and taxes	$	406,154
Interest on debt	$	78,640
Interest coverage- earnings		5.2

[1] Excludes amortization of deferred financing charges and other non-cash charges of approximately $3.3 million which is included in Interest expense on the consolidated financial statements.
[2] Includes interest rate swap amounts which have reduced interest expense by approximately $2.1 million.

Canadian Oil Sands Limited
Consolidated Interest Coverage Ratio
For the Twelve Months ended March 31, 2004
(in thousands of dollars, except Interest coverage ratio)

		Actual
Net income [3]	$	25,616
Tax		(5,309)
Interest on debt [1] [2]		118,888
Deferred Trust Royalty		152,082
Net income before interest, taxes, & Deferred Trust Royalty	$	291,277
Interest on debt		118,888
Interest coverage- earnings		2.5

[1] Excludes amortization of deferred financing charges and other non-cash charges of approximately $3.3 million which is included in Interest expense on the financial statements.
[2] Includes interest rate swap amounts which have reduced interest expense by approximately $2.1 million.
[3] Net of Deferred Trust Royalty provision.

Canadian Oil Sands Trust
Selected financial results of Canadian Oil Sands Limited
For the periods ending March 31
($ millions)

	Three Months Ended			
	March 31, 2004		March 31, 2003	
Syncrude Sweet Blend Revenue	$	328.6	$	194.8
Operating income before other expenses [1]	$	126.4	$	48.4
Net income before Trust Royalties [2]	$	99.5	$	75.8
Net income	$	22.0	$	0.9

	As at March 31, 2004	
Current assets	$	265.5
Non-current assets	$	3,774.3
Current liabilities [3]	$	1,299.0
Non-current liabilities [4]	$	2,742.9

(1) *Operating income before other expenses represents net income before interest expense, foreign exchange gains and losses, income and Large Corporations tax expense, future income tax expense, and Trust Royalties.*

(2) *Trust Royalties include both Current and Deferred balances. Current Trust Royalties for the quarter were $44.4 million (2003- $32.6 million).*

(3) *Includes a subordinated intercompany promissory note due to Canadian Oil Sands Trust of $1.0 billion.*

(4) *Includes a future income tax liability of $248.0 million and a deferred Trust Royalty liability of $669.8 million.*

(5) *As at March 31, 2004, Canadian Oil Sands Limited held a 31.74 per cent working interest in Syncrude, representing 89 per cent of Canadian Oil Sands Trust's aggregate indirect 35.49 per cent working interest in Syncrude.*

Computershare

530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6598

April 30, 2004

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Toronto Stock Exchange

Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland
Commission des valeurs mobilières du Québec

Dear Sirs:

Subject: **Canadian Oil Sands Trust**

We confirm that the following material was sent by prepaid mail on April 30, 2004 to those individuals whose names appear on the Trust's Supplemental Mailing Lists (as defined in the National Instrument 54-102 regarding shareholder communications).

1. First Quarter Interim Report

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Signed by"
Patricia Selby
Assistant Trust Officer
Corporate Trust Department

cc: Trudy Curran
Canadian Oil Sands Trust

Exemption under Rule 12g3-2(b)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

April 26, 2004

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland

We are the auditors of **Canadian Oil Sands Trust** (the "Trust") and under date of January 22, 2004, except as to Note 20(c), which is as of March 4, 2004, we reported on the following financial statements of the Trust incorporated by reference in the short form base shelf prospectus of Canadian Oil Sands Limited ("COSL") dated March 27, 2003 relating to the sale and issue of up to $750,000,000 in medium term notes ("prospectus"):

- Consolidated balance sheets as at December 31, 2003 and 2002;
- Consolidated statements of income and unitholders' equity and cash flows for the years ended December 31, 2003 and 2002.

The prospectus also includes incorporates by reference the following unaudited interim financial statements of the Trust:

- Consolidated balance sheet as at March 31, 2004;
- Consolidated statements of income and unitholders' equity and cash flows for the three month periods ended March 31, 2004 and March 31, 2003.

We have not audited any financial statements of the Trust as at any date or for any period subsequent to December 31, 2003. Although we have performed an audit for the year ended December 31, 2003, the purpose and, therefore, the scope of the audit was to enable us to express our opinion on the financial statements as at December 31, 2003 and for the year then ended, but not on the financial statements for any interim period within that year. Therefore,

PRICEWATERHOUSECOOPERS

we are unable to and do not express an opinion on the above-mentioned unaudited interim financial statements, nor on the financial position, results of operations or cash flows as at any date or for any period subsequent to December 31, 2003.

We have, however, performed a review of the unaudited interim consolidated financial statements of the Trust as at March 31, 2004 and for the three month periods ended March 31, 2004 and March 31, 2003. We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim financial statements to be in accordance with Canadian generally accepted accounting principles.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Accountants

G:\MiSimpso\ABAS\CBJ\CANADIAN OIL SANDS\2004\DOCUMENTS\comfort ltr_Apr 26 04.doc

Exemption under Rule 12g3-2(b)

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Allen R. Hagerman, Chief Financial Officer of Canadian Oil Sands Limited, manager of Canadian Oil Sands Trust (the "Trust") certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of the Trust for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statements of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Trust, as of the date and for the periods presented in the interim filings.

Date: April 26, 2004

Allen R. Hagerman
Chief Financial Officer

Exemption under Rule 12g3-2(b)

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Marcel R. Coutu, President and Chief Executive Officer of Canadian Oil Sands Limited, manager of Canadian Oil Sands Trust (the "Trust") certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of the Trust for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statements of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Trust, as of the date and for the periods presented in the interim filings.

Date: April 26, 2004

Marcel R. Coutu
President and Chief Executive Officer

CANADIAN OIL SANDS TRUST

Annual and Special Meeting of Holders of Trust Units of Canadian Oil Sands Trust (the "Issuer")

April 26, 2004

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

General Business	Outcome of Vote	Votes by Ballot/Show of Hands Votes For	Votes Withheld
1. Directing the Trustee to vote the common shares of Canadian Oil Sands Limited ("COSL") so as to appoint PricewaterhouseCoopers LLP as the auditor of COSL for the ensuing year at a remuneration to be fixed by COSL and approved by the directors thereof.	Passed 99.83%	38,473,302	9,488
2. The appointment of PricewaterhouseCoopers LLP as the auditor of Canadian Oil Sands Trust ("the Trust") for the ensuing year at a remuneration to be fixed by COSL and approved by the directors thereof.	Passed 99.78%	38,473302	14,388
3. Directing to the Trustee to vote the common shares of COSL so as to elect as directors of COSL all of the nominees of the Trust, as described and set forth in the Management Proxy Circular of the Trust dated March 12, 2004, and to fill any vacancies among the directors of COSL that may arise between the Meeting and the first meeting of the Unitholders thereafter that considers the election of directors, by appointing to any such vacancy a person selected by COSL.	Passed 99.20%	38,473,302	136,200

Special Business	Outcome of Vote	Votes by Ballot/Show of Hands Votes For	Votes Against
1. The approval of an amended Unitholder Rights Plan.	Passed 94.70%	32,348,164	1,663,210